BY COURIER

19 February 2002


02015629

(FILE: 82-5123)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SUPPL

Ladies and Gentlemen:

Re : Submissions pursuant to the Listing Rules of the SGX-ST (SIA Engineering Company Limited) (File: 82-5123)

We enclose bound documents consisting of information that, since 8 November, 2000 to the date of this letter, the Company (i) (a) has made or is required to make public pursuant to the laws of Singapore, (b) has filed or is required to file with the SGX-ST and which was made public by the SGX-ST and (c) has distributed or is required to distribute to the holders of its securities and (ii) considers material pursuant to paragraph 12g3-2(b). A list of the said documents is also attached hereto for your easy reference.

Faithfully,

Low Willin
Asst Manager Legal

Enclosures

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
1	Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars (Form 49) – Retirement of Chew Leng Seng and Appointment of William Tan Seng Koon as Chief Executive Officer. Resignation of Mervyn Sirisena as President/ Chief Operating Officer	09 March 2001	Registry of Companies and Businesses
2	Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars (Form 49)	30 May 2001	Registry of Companies and Businesses
3	Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars (Form 49) - Resignation of Sudesh Kumar Vij as Secretary	01 June 2001	Registry of Companies and Businesses
4	General Lodgement Form (Form 94) - Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)	13 June 2001	Registry of Companies and Businesses
5	Annual Return of Company Having a Share Capital (Form AR)	07 July 2001	Registry of Companies and Businesses
6	Notice of Resolution (Form 11) – Modifications to the SIAEC Employee Share Option Plan and Modifications to, and Renewal of, the IPT Mandate	30 July 2001	Registry of Companies and Businesses
7	Notice of Resolution (Form 11)	30 July 2001	Registry of Companies and Businesses
8	Certification For Inclusion in Public Company's Annual Return That Does Not Include List of Members (Form 56)	30 July 2001	Registry of Companies and Businesses
9	General Lodgement Form (Form 94) - Notification of Closure of Register of Members Pursuant to S.192 of the Companies Act (Cap 50)	11 October 2001	Registry of Companies and Businesses
10	Memorandum of Satisfaction of Registered Charge (Form 41)	22 October 2001	Registry of Companies and Businesses
11	Notice of Place Where Register of Members and Index Kept, or of Change in That Place (Form 53)	01 November 2001	Registry of Companies and Businesses
12	Announcement of MOU Signing	05 October 2000	SGX-ST
13	Change of Address of Share Register And Location of Register of Securities	09 October 2000	SGX-ST
14	Announcement of Engine Repair Joint Venture	10 November 2000	SGX-ST

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
15	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	14 November 2000	SGX-ST
16	Franchise Fee Payable By SIAEC To CAAS For Designated Aircraft Serving And Apron Handling Services At Changi	05 January 2001	SGX-ST
17	SIA Engineering Company Breaks Ground For Third Hangar	31 January 2001	SGX-ST
18	Senior Management Changes In SIA Engineering Company	28 February 2001	SGX-ST
19	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	07 March 2001	SGX-ST
20	SIAEC Reduces Investment In Joint Venture	20 March 2001	SGX-ST
21	SIA Engineering Company Acquires 30% Equity Stake In Aerostructures Repair and Overhaul Facility	29 March 2001	SGX-ST
22	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	02 April 2001	SGX-ST
23	Appointment of Mr Chew Leng Seng As A Consultant	30 April 2001	SGX-ST
24	Notification Pursuant to Article 902(3)(c) of the Listing Manual	08 June 2001	SGX-ST
25	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	26 June 2001	SGX-ST
26	Resolutions Passed at AGM and EGM Held On 7 July 2001/ Reappointment of Audit Committee Members	07 July 2001	SGX-ST
27	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	12 July 2001	SGX-ST
28	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	18 July 2001	SGX-ST
29	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	22 August 2001	SGX-ST
30	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	28 August 2001	SGX-ST
31	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	06 September 2001	SGX-ST
32	Change In Place At Which Register of Members And Index Is Kept	05 November 2001	SGX-ST
33	Declaration of Directors' Interests – Mrs Chitra Varaprasad, LG Bey Soo Khiang, Wong Nang Jang, Yeong Poh Yee	22 November 2001	SGX-ST

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
36	Declaration of Directors' Interests – Cheong Choong, Capt Maurice de Vaz, Wong Ngit Liong, Thio Su Mien	26 December 2001	SGX-ST
38	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	24 January 2002	SGX-ST
39	Directors' Report and Audited Financial Statements for the Year Ended 31 March 2001	N/A	Shareholders
40	SIA Engineering Company Annual Report 2000/2001	N/A	Shareholders

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
36	Declaration of Directors' Interests – Cheong Choong, Capt Maurice de Vaz, Wong Ngit Liong, Thio Su Mien	26 December 2001	SGX-ST
38	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	24 January 2002	SGX-ST
39	Directors' Report and Audited Financial Statements for the Year Ended 31 March 2001	N/A	Shareholders
40	SIA Engineering Company Annual Report 2000/2001	N/A	Shareholders
41	SIA Engineering Company Limited Circular To Shareholders In Relation To (1) The Proposed Modifications To The SIAEC Employee Share Option Plan; And (2) The Proposed Modifications To, And Renewal of, The Shareholders' Mandate For Interested Person Transactions	15 June 2001	Shareholders

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025-C

The *particulars/~~changes of particulars~~ are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† Chief Executive Officer (a) William Tan Seng Koon (b) 105 Countryside Road Singapore 789838	(c) 0039210-C (d) Singapore Citizen (e) Airline Executive	(f) appointed as Chief Executive Officer designate with effect from 1 April 2001 (f) appointed as Chief Executive Officer with effect from 01 May 2001

Dated 09 March 2001

Signature: [signature]

Name of *~~Director~~/Secretary: Mrs Devika Rani Davar

This Form consists of this page *and 1 continuation sheet(s).

*Delete where inapplicable.

†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Wong Partnership Address: 80 Raffles Place #58-01 UOB Plaza 1 Singapore 048624 A/c No: Tel No: 532 7488 Fax No: 532 5711	Date of Registration: Receipt No: Checked By:

Form 49 Continuation Sheet 1
(Blank Continuation Sheets need not be lodged)

FORM 49

Name of Company: SIA Engineering Company Limited

Company No: 198201025-C

Folio No

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
Chief Executitve Officer		
(a) Chew Leng Seng (b) 33 Woo Mon Chew Road Singapore 455100	(c) 0467242-I (d) Singapore Citizen (e) Airline Executive	(f) retired as Chief Executive Officer with effect from 01 May 2001
President/Chief Operating Officer		
(a) Mervyn Sirisena (b) Block 1H, Gillman Heights #03-074 Singapore 107001	(c) 0015692-B (d) Singapore Citizen (e) President and Chief Operating Officer	(f) resigned as President/Chief Operating Officer with effect from 01 April 2001

This is Not A Receipt Unless it is Machine Receipted

Registration No : 198201025/C

WONG PARTNERSHIP

RCB 375805 12/03/2001 $10.00

MAIL BOX NO : Form 49

(for Mailbox Subscribers)

SIA Engineering Company Ltd

RCB

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

200004

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

The *particulars/~~changes of particulars~~ are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† (a) Sudesh Kumar Vij (b) 7 Everton Park #08-15 Singapore 080007	(c) S1121197F (d) Singaporean (e) Assistant Manager (Legal)	(f) resigned as Secretary with effect from 1 June 2001

Dated 30 May 2001

Signature: [signature]

Name of *Director/Secretary: Devika Rani Davar

This Form consists of this page *and – continuation sheet(s).

*Delete where inapplicable.
†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No:	Checked By:
Fax No:	

 

(FILE: 82-5123)
By Courier

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C 20549

13 March 2001

Dear Sirs,

SUBMISSION PURSUANT TO THE LISTING RULES OF THE SGX-ST
SIA ENGINEERING COMPANY LIMITED ("SIAEC") FILE: 82-5123

We enclose one (1) document containing Company announcement of SIA Engineering Company Limited ("SIAEC") of the following:

(i) Form 49 - Return Giving Particulars In Register Of Directors, Managers, Secretaries And Auditors And Changes Of Particulars

Yours faithfully,

Devika Rani Davar

Encl:

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 [illegible]) and 205

RETURN GIVING PARTICULARS IN [illegible]GISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM
49

Folio No

Name of C[illegible] [illegible]gineering Company Limited

Company No: 19820[illegible]025C

The *particul[illegible] [illegible]particulars are as follows:

(a) Name (b) Residential [illegible]	(c) NRIC Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
† (a) Sudesh Kum[illegible] Vij (b) 7 Ever[illegible] [illegible]k #08-15 Singapore [illegible]0007	(c) S1[illegible]21197F (d) Singaporean (e) Assistant Manager (Legal)	(f) resigned as Secretary with effect from 1 June 2001

Dated [illegible]1 June [illegible]001

Signature: [signature]

Name of *Director/Secretary: Devika Rani Davar

This Form [illegible] [illegible] page
*and ___ continuation sheet(s).

*Delete where [illegible]
†Insert heading[illegible] [illegible], Managers, Secretaries or Auditors

Note: Attach [illegible] [illegible]ulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passp[illegible] [illegible] notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address.

Lodged in [illegible] the Registrar of Companies & Businesses by
Name: WONG [illegible]ARTNERSHIP
Address: [illegible] & Solicitors
[illegible] Place #55-01
A/c No: [illegible] PostalNo:
Singapore [illegible]
[illegible] 532 7438
[illegible] 711 / 532 6722

For Official Use
Date of Registration:
Receipt No:
Checked By:

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: SIA ENGINEERING COMPANY LIMITED

Company No: 198201025-C

Name of person lodging this form: DEVIKA RANI DAVAR

*NRIC/Passport No: S2507415-G

Address: 517 ELIAS ROAD
SINGAPORE 519925

Designation: COMPANY SECRETARY

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: NOTIFICATION OF CLOSURE OF REGISTER OF MEMBERS PURSUANT TO S. 192 OF THE COMPANIES ACT (CAP. 50)

(2) Date of document: 13 JUNE 2001

(3) The text of the document is as follows:
*(The document is annexed hereto)

SEE ANNEXURE A

2 This lodgment was completed and signed by me on:

....
Signature of person making lodgment

....
Signature of Witness

....
~~*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company~~

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: DEVIKA RANI DAVAR	Date of Registration:
Address: AIRLINE HOUSE, 25 AIRLINE ROAD S(819829) Tel No: 541 5153	Receipt No:
A/c No: Fax No: 546 0679	Checked By:

Name of Company : SIA Engineering Company Limited

Company No. : 198201025-C

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 19th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 27 July 2001 to the members on the Register as at 16 July 2001, the Transfer Books and the Register of Members of the Company will be closed on 17 and 18 July 2001 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00 Hong Leong Centre, Singapore 068906 up to 5 pm on 16 July 2001 will be registered to determine shareholders' entitlement to the proposed final dividend.

Dated : 4 June 2001

 

WONG PARTNERSHIP
80 Raffles Place
#58-01 UOB Plaza
Singapore 048624

Attn : Mr Hui Choon Yuen

14 June 2001

Dear Choon Yuen,

FORM 94

Enclosed is Form 94 in respect of notification of closure of register of members. Grateful if you can lodge with Register of Companies and Business on our behalf.

Thank you.

Yours faithfully,

Devika R Davar

Encl:

THE COMPANIES ACT
(CHAPTER 50)
Eighth Schedule

ANNUAL RETURN OF COMPANY HAVING A SHARE CAPITAL

FORM
AR

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

1 Date Annual Return made up to (being the date or a date not later than the fourteenth day after the date of the Annual General Meeting): 7 July 2001

2 Date of Annual General Meeting: 7 July 2001

3 Date accounts made up to: 31 March 2001

4 Address of registered office: SIA Engineering Company Hangar
31 Airline Road
Singapore 819831

5 Address at which the register of members is kept if other than the registered office:

NIL

6 Total amount of indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies and Businesses:

7 LIST OF REGISTERED CHARGES
(Please use Continuation Sheets if space provided is insufficient)

Date of Registration	Charge No:	Amount of Indebtedness as at date of Return
15 August 1995	9504990	S$0.00

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No:	Checked By:
Fax No:	

FORM
AR

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

	Ordinary	Preference	Other Kinds
(1) Authorised Share Capital	$300,000,000		
Issued Share Capital	$100,000,000		
Paid-up Share Capital	$100,000,000		
Nominal Value per share:	$0.10		
(2) Number of shares issued subject to payment wholly in cash:	NIL		
(3) Number of shares issued as fully paid up otherwise than in cash:	NIL		
(4) Number of shares issued as partly paid up to the extent of per share otherwise than in cash:	NIL	N/A	
(5) Number of shares (if any) of each class issued at a discount:	NIL		
(6) Total amount of discount on the issue of shares which has not been written off at the date of this return:	NIL		
(7) There has been called up on each of shares:	NIL		
(8) There has been called up on each of shares:	NIL		
(9) There has been called up on each of shares:	NIL		

FORM
AR

8 SUMMARY OF SHARE CAPITAL AND SHARES

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

	Ordinary	Preference	Other Kinds
(10) Total amount of calls received including payments on application and allotment:	NIL		
(11) Total amount, if any, agreed to be considered as paid on shares which have been issued as fully paid up otherwise than in cash:	NIL		
(12) Total amount, if any, agreed to be considered as paid on shares which have been issued as partly paid up to the extent of per share otherwise than in cash:	NIL		
(13) Total amount of calls unpaid:	NIL	N/A	
(14) Total amount of the sums, if any, paid by way of commission in respect of any shares or debentures since the date of the last return:	NIL		
(15) Total amount of the sums, if any, allowed by way of discount in respect of any debentures since the date of the last return:	NIL		
(16) Total number of shares forfeited:	NIL		
(17) Total amount paid, if any, on shares forfeited:	NIL		

FORM
AR

9 CERTIFICATE TO BE GIVEN BY ALL COMPANIES UNDER THE EIGHTH SCHEDULE

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

Name of officer signing this certificate: Devika Rani Davar (Mrs)

*NRIC/Passport No: S2507415G Nationality: Singaporean

Address: 517 Elias Road
Pasir Ris Beach Park
Singapore 519925

Designation in the abovenamed company: Company Secretary

(1) I, the abovenamed officer, after having made due inquiries certify —

(*a*) having made an inspection of the share register, that transfers *have/~~have not~~ been registered since the date of *the last annual return/~~the incorporation of the company~~;

*(*b*) that the company being a private company has not since the date of *incorporation of the company/the last annual return issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; and

*(*c*) that the company is a private company and its members exceed 50 but the excess of members above 50 (counting joint holders of shares as one person) consist wholly of persons who are in the employment of the company or of its subsidiary(ies) or persons who while previously in the employment of the company or of its subsidiary(ies) were and thereafter have continued to be members of the company.

(2) This certificate was completed and signed by me on: 30 July 2001

[signature]
Signature of officer

*Delete where inapplicable.

FORM
AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
~~Directors~~ Chief Executive Officer		
(a) William Tan Seng Koon	(c) 0039210C	(e) 1 May 2001
(b) 105 Countryside Road	(d) Singaporean	(f) Chief Executive Officer
Secretary~~(ies)~~		
(a) Devika Rani Davar (Mrs)	(c) 2507415G	(e) 23 March 1992
(b) 517 Elias Road Pasir Ris Beach Park Singapore 519925	(d) Singaporean	(f) Vice President (Corporate)

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm: Messrs Ernst & Young

(*b*) Address: 10 Collyer Quay, #21-01 Ocean Building
Singpapore 049315

(*c*) Date of appointment: Appointed since incorporation

Form AR Continuation Sheet 4A

FORM
AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
~~Directors~~ Chairman		
(a) Cheong Choong Kong	(c) 1842638B	(e) 1 August 1984 (as Director) 1 April 1996 (as Chairman)
(b) 10 Maryland Drive Singapore 277506	(d) Singaporean	(f) Airline Executive
	(Other Directorship: See Annex A)	
Dy Chairman		
(a) Chew Leng Seng	(c) 0467242I	(e) 16 March 1982 (as Director) 1 April 1996 (as Dy Chairman)
(b) 33 Woo Mon Chew Road Singaproe 455100	(d) Singaporean	
	(Other Directorship: See Annex B)	(f) Consultant
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

Form AR Continuation Sheet 4 B

FORM AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
Directors		
(a) Maurice de Vaz	(c) 04764571	(e) 17 February 2000
(b) 38 Linden Drive Singapore 288711	(d) Singaporean	(f) Airline Executive
(Other Directorship: See Annex C)		
(a) Bey Soo Khiang	(c) 1146452A	(e) 1 March 2000
(b) 1E Pine Grove #03-22 Singapore 594001	(d) Singaporean	(f) Airline Executive
(Other Directorship: See Annex D)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

Form AR Continuation Sheet 4 C

FORM AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):

(*a*) Name (*b*) Residential Address	(*c*) NRIC/Passport No (*d*) Nationality	(*e*) Date of Appointment (*f*) Occupation
Directors		
(a) Thio Su Mien	(c) 0350637A	(e) 1 March 2000
(b) 69A Coronation Road Singapore 269467	(d) Singaporean	(f) Managing Partner TSMP Law Corporation
(Other Directorship: See Annex E)		
(a) Natarajan Varaprasad	(c) 2002611A	(e) 1 march 2000
(b) 42 Grove Drive Singapore 279082	(d) Singaporean	(f) Pincipal/CEO Temasek Polytechnic Singapore
(Other Direcotship: See Annex F)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(*a*) Name of firm:

(*b*) Address:

(*c*) Date of appointment:

FORM
AR

10 PARTICULARS OF THE DIRECTORS, MANAGERS, SECRETARIES AND AUDITOR(S) OF THE COMPANY AT THE DATE OF THE ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) The particulars of the directors, the manager(s) and the secretary(ies) of the abovenamed company are as follows (Please use Continuation Sheets if space provided is insufficient):.

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality	(e) Date of Appointment (f) Occupation
Directors		
(a) Wong Ngit Liong	(c) 2549567E	(e) 1 March 2000
(b) 3A Camden Park Singapore 299817	(d) Singaporean	(f) Managing Director Venture Group
(Other Directorship: See Annex G)		
(a) Wong Nang Jang	(c) 0388008G	(e) 24 March 2000
(b) No 21 Peck Hay Road #14-21 Singapore 228314	(d) Singaporean	(f) Chairman Banking Computer Services Pte Ltd
(Other Directorship: See Annex H)		
Manager (if any)		
Secretary(ies)		

Please use Annexes for particulars of other directorships of public companies or subsidiaries of public companies in Singapore.

(2) The particulars of the auditor(s) of the abovenamed company are as follows:

(a) Name of firm:

(b) Address:

(c) Date of appointment:

FORM
AR

11 LIST OF SHAREHOLDERS

(Please use continuation sheets if space provided is insufficient)

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

List of persons holding shares on the abovementioned date of this Annual Return and an account of the shares so held are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) No and class of shares held (Please specify if class of shares is other than Ordinary, i.e. Preference/Others)
Please see Form 56	

Form AR Continuation Sheet 6
(Companies which are able to produce Exempt Private Company Certificate to disregard this sheet and to use the other continuation sheet 6)

FORM
AR

12 FINANCIAL HIGHLIGHTS

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

(1) Principal activity(ies) in the course of the financial year:
The principal activities of the Company are the maintenance, repair and overhaul of aircraft engines, the provision of engine and component overhaul, the provision of line maintenance and technical ground handling services, and investment holdings. The principal activities of the subsidiary companies include the manufacturing of aircraft cabin equipment, refurbishment of aircraft galleys and investment holdings.

	(S$)
(2) Turnover/Sales and other operating revenues: (Total amount received and receivable in the ordinary course of business for goods sold or supplied as a principal and for services provided)	650,916,254
(3) Net Income (or Loss) from extraordinary and non-operating items:	4,910,855
(4) (*a*) Profit before tax:	127,375,532
(*b*) Profit after tax:	113,506,013
(*c*) Loss before tax:	-
(*d*) Loss after tax:	-
(5) Total assets:	720,700,647
(*a*) Current assets:	332,975,316
(*b*) Fixed and other assets:	387,725,331
(6) Total liabilities:	261,698,168
(*a*) Current liabilities:	256,414,168
(*b*) All non-current and long-term liabilities:	5,284,000
(7) Shareholders' Funds:	459,002,480
(*a*) Paid-Up Capital:	100,000,000
(*b*) Reserves (Total of all types);	359,002,480
(*c*) (Accumulated Loss):	-

Notes: (1) Current + Fixed and other assets = Total assets.
(2) Current liabilities + All other non-current and long-term liabilities = Total liabilities.
(3) Paid-up capital + Reserves − (Accumulated Loss), if any = Shareholders' Funds.
(4) Total assets = Total liabilities + Shareholders' Funds.

Form AR Continuation Sheet 7
(Companies which are able to produce Exempt Private Company Certificate to disregard this sheet)


FORM
AR

13 DECLARATION BY THE OFFICER MAKING THIS ANNUAL RETURN

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

This Annual Return was completed and signed by me on: 30 July 2001

It includes and is filed together with the following which have been laid before the abovenamed company at its annual general meeting held on the date stated in paragraph 2 hereof:

(1) the report and statement of the directors which contain the information as required under section 201 of the Companies Act;

(2) the report of the auditors;

(3) the last audited balance-sheet;

(4) the last audited profit and loss account; and

(5) the notes to the accounts:

Name of officer making return: Devika Rani Davar (Mrs)

*NRIC/Passport No: 2507415G

Nationality: Singaporean

Address: 517 Elias Road
Pasir Ris Beach Park
Singapore 519925

Tel. No: 541 5153

Designation in the abovenamed company: Company Secretary

[signature]
Signature of person making return

*Delete where inapplicable.

Annex A

SIA Engineering Company Limited
198201025C

Other Directorships

Of

DR CHEONG CHOONG KONG

Name of Company	Company No.
Air New Zealand Limited	
Ansett Holdings Limited	
Oversea-Chinese Banking Corporation Limited	193200032W
Singapore Airlines Limited	197200078R
Singapore Airport Terminal Services Limited	197201770G
Singapore International Foundation	199103796W
Singapore Press Holdings Limited	198402868E
Singapore-US Business Council	
The National University of Singapore 11th Council	
Virgin Atlantic Airways Limited	1600117
Virgin Atlantic Limited	3552500
Virgin Travel Group Limited	2274332

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR CHEW LENG SENG

Name of Company	Company No.
Singapore Jamco Private Limited	198800322W
Singapore Aero Engine Services Ltd	199901054Z
Pan Asia Pacific Aviation Services	

SIA Engineering Company Limited
198201025C

Other Directorships

Of

CAPTAIN MAURICE DE VAZ

Name of Company	Company No.
Singapore Flying College Private Limited	01211/1988R

SIA Engineering Company Limited
198201025C

Other Directorships

Of

LT-GEN(NS) BEY SOO KHIANG

Name of Company	Company No.
SATS Airport Services Private Limited	198500561R
SilkAir Singapore Limited	197500236D
Air NewZealand Limited	

SIA Engineering Company Limited
198201025C

Other Directorships

Of

LT-GEN(NS) BEY SOO KHIANG

Name of Company	Company No.
SATS Airport Services Private Limited	198500561R
SilkAir Singapore Limited	197500236D
Air NewZealand Limited (Alternate Director)	

Annex E

SIA Engineering Company Limited
198201025C

Other Directorships

Of

DR THIO SU MIEN

Name of Company	Company No.
Dresdner Kleinwort Wasserstein (South East Asia) Limited	197301187M
Dresdner Kleinwort Wasserstein Nominees Private Limited	198701250M
Seiko Instruments (S) Private Limited	197301717K
Goodpack Limited	198000547W

Annex F

SIA Engineering Company Limited
198201025C

Other Directorships

Of

DR NATARAJAN VARAPRASAD

Name of Company	Company No.
TP Innovation Holdings Private Limited	199607445D

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR WONG NGIT LIONG

Name of Company	Company No.
Venture Manufacturing (Singapore) Limited	198402886H
Multitech Systems Private Limited	198204863R
Ventech Data Systems Private Limited	198904119C
Cebelian Holdings Private Limited	199401530E
Venture Meto International Private Limited	199405799N
Advanced Products Corporation Private Limited	199409449M
Innovative Trek Technology Private Limited	199402669M
VS Electronics Private Limited	199702158G
EAS Security Systems Private Limited	199702263Z
VIPColor Technologies Private Limited	199708536R
Singapore Exchange Limited	199904940D
Keppel TatLee Bank Limited	195900017D
Keppel Capital Holdings Ltd	200000001H
NLW Private Limited	198100843M
k1 Ventures Limited	197000535W

SIA Engineering Company Limited
198201025C

Other Directorships

Of

MR WONG NANG JANG

Name of Company	Company No.
Banking Computer Services Private Limited	379/1976
BCS Information Systems Private Limited	2606/1985C
Bank of Singapore Limited	195400071R
Oversea-Chinese Banking Corporation Limited	193200032W
Singapore Symphonia Company Limited	1125/1978
WBL Corporation Limited	191200028Z
Wearne Brothers Services (Private) Limited	122/1962R
The Pacific Bank Berhad	105/63
Global Investment Holdings	22663544

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2),
33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM
11

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

The Registrar of Companies & Businesses,
Singapore

At a extraordinary (general) meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at Ballroom I & II 6th Floor - South Tower, Mandarin Hotel, 333 Orchard Road, Singapore 238867 on 7 July 2001, the *~~special~~/ordinary/~~Directors'~~ resolution set out *~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/agreed to.

(Set out resolution here if a copy thereof is not annexed).

Please see Annexure A

Name(s) of person(s) who signed *this/these resolution(s)/minute(s) was/were:

Cheong Choong Kong

The designation of the person signing the resolution(s) in the abovenamed company is:

Chairman

Dated this 30th day of July 2001

Signature: [signature]

Name of *~~Director~~/Secretary: Devika Rani Davar

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of ...."

Lodged in the office of the Registrar of Companies & Businesses by		For Official Use
Name:		Date of Registration:
Address:		Receipt No:
A/c No:	Tel No:	Checked By:
	Fax No:	

This is the annexure marked "A" referred to in the notice of resolution signed by me on the 30th day of July 2001.

Devika Rani Davar
Company Secretary

ORDINARY RESOLUTION 1: MODIFICATIONS TO THE SIAEC EMPLOYEE SHARE OPTION PLAN

That:

(1) the modified and restated SIAEC Employee Share Option Plan (as set out in Appendix 2 to the Circular to Shareholders dated 4 June 2001) be and is hereby ratified, adopted and approved by the Company; and

(2) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by this Resolution.

ORDINARY RESOLUTION 2: MODIFICATIONS TO, AND RENEWAL OF, THE IPT MANDATE

That:-

(1) approval be and is hereby given, for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transaction, particulars of which are set out in Appendix 3 to the Circular to Shareholders dated 4 June 2001 (the "Circular") with any party who is of the class of Interested Persons described in Appendix 3 to the Circular, provided that such transactions are made at arm's length and on normal commercial terms;

(2) the approval given in paragraph (1) above (the "IPT Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(3) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

THE COMPANIES ACT
(CHAPTER 50)/
The Companies Regulations 1987
‡Sections 17 (7), 26 (2), 30 (4), 31 (1) and (2),
33 (9), 34, 186 (1), 227B (1) and 290 (2)/
Regulations 24 and 66

NOTICE OF RESOLUTION

FORM
11

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

The Registrar of Companies & Businesses,
Singapore

At an annual meeting of the *members/~~creditors/directors~~ of the abovenamed company duly convened and held at Ballroom I & II, 6th Floor - South Tower, Mandarin Singapore 333 Orchard Road Singapore 238867 on 7 July 2001, the ~~special~~ ordinary/~~Directors~~ resolution set out ~~below~~/in the †annexure marked with the letter "A" and signed by me for purposes of identification was *duly passed/agreed to.

(Set out resolution here if a copy thereof is not annexed).

Please see Annexure A.

Name(s) of person(s) who signed *this/these resolution(s)/minute(s) was/were:

Cheong Choong Kong

The designation of the person signing the resolution(s) in the abovenamed company is:

Chairman

Dated this 30th day of July 2001

Signature: [signature]

Name of *~~Director~~/Secretary: Devika Rani Davar

‡ Delete whichever references to sections are inapplicable.
* Delete where inapplicable.
† Where a copy of the resolution is annexed, the annexure is to be endorsed as follows: "This is the annexure marked "A" referred to in the notice of resolution signed by me on the ...... day of ...."

Lodged in the office of the Registrar of Companies & Businesses by		**For Official Use**
Name:		Date of Registration:
Address:		Receipt No:
A/c No:	Tel No:	Checked By:
	Fax No:	

This is the annexure marked "A" referred to in the notice of resolution signed by me on the 30th day of July 2001.

Devika Rani Davar
Company Secretary

ORDINARY BUSINESS

- To declare a final dividend of 25% or 2.5 cents per $0.10 ordinary share less income tax of 24.5% for the year ended 31 March 2001.

SPECIAL BUSINESS

Ordinary Resolution

- To approve Directors' Fees of $353,644.00 (FY1999/2000: $$59,792.00) for the year ended 31 March 2001.

- That subject to the Companies Act (Cap.50 and the Articles of Association of the Company, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act, Cap.50 to issue shares in the Company (whether by ways of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 percent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier.

- That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the SIA Engineering Company Limited Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of S$0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Plan PROVIDED ALWAYS THAT the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent the total issued share capital of the Company for the time being.

THE COMPANIES ACT.
(CHAPTER 50).
Section 198

CERTIFICATE FOR INCLUSION IN PUBLIC COMPANY'S ANNUAL RETURN THAT DOES NOT INCLUDE LIST OF MEMBERS

FORM
56

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

I, Devika Rani Davar,

of 517 Elias Road, Pasir Ris Beach Park, Singapore 519925

*NRIC/~~Passport No~~ 2507415G, secretary of the abovenamed company hereby certify for the purposes of section 198 (1) of the Companies Act that —

(a) the abovenamed company has more than 500 members; and

(b) the abovenamed company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred,

and accordingly that section applies to the abovenamed company.

Dated this 30th day of July 2001

Signature: [signature]

Name of Secretary: Devika Rani Davar

*** Delete where inapplicable**

Lodged in the office of the Registrar of Companies and Businesses by		For Official Use
Name:		Date of Registration:
Address:		Receipt No:
A/c No:	Tel No:	Checked By:
	Fax No:	

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

Name of person lodging this form: Devika Rani Davar

*NRIC/Passport No: S2507415G

Address: 517 Elias Road
Singapore 519925

Designation Company Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Notification of closure of register of members pursuant to S.192 of the COmpanies Act (Cap 50)

(2) Date of document: 11 October 2001

(3) The text of the document is as follows:
*(The document is annexed hereto)

See Annexure A

2 This lodgment was completed and signed by me on:

....
Signature of person making lodgment

....
Signature of Witness

[signature]
~~*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company~~/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Devika Rani Davar	Date of Registration:
Address: 25 Airline Road 09C Airline House Singapore 819829 Tel No: 541 5153	Receipt No:
A/c No: Fax No: 546 0679	Checked By:

Name of Company : SIA Engineering Company Limited

Company No. : 198201025-C

NOTICE IS HEREBY GIVEN THAT, the Transfer Books and Register of Members of the Company will be closed from 15 November 2001 to 16 November 2001 (both dates inclusive) for the preparation of dividend warrants. The interim dividend will be paid on 28 November 2001 to members on the Register as at 13 November 2001.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00 Hong Leong Centre, Singapore 068906 up to 5 pm on 13 November 2001 will be registered to determine shareholders' entitlement to the proposed final dividend.

Dated : 11 October 2001

THE COMPANIES ACT
(CHAPTER 50)
Section 136 (1)

MEMORANDUM OF SATISFACTION OF REGISTERED CHARGE

FORM
41

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the * guarantee

dated 10 July 1995, registered on 15 August 1995 and numbered 9504990 in the Register of Charges, created by the company in favour of Hongkong and Shanghai Banking Corporation Limited for securing US$1,500,000/- was, on 30 March 2001, paid or satisfied †‡in full~~/to the extent of~~

Dated this 1st day of October 2001

The common seal of the abovenamed company) was affixed hereto in the presence of —)

Signature: [signature]

Name of ‡Director/~~Secretary~~: Chew Leng Seng

Signature: [signature]

Name of ‡~~Director~~/Secretary: Devika Rani Davar

The abovenamed chargee hereby state and confirm that the charge, particulars of which are given above, was paid or satisfied as stated above.

Dated this 22nd day of October 2001

Signature of authorised representative of abovenamed chargee: [signature]

Name of authorised representative of the abovenamed chargee: R W M LEE 8805

* Insert description of instrument creating or evidencing the charge, eg "trust deed", "mortgage", "debenture".
† Statement by the chargee of the payment, satisfaction, release or ceasing referred to in section 136 (1).
‡ Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No:	Checked By:
Fax No:	

THE COMPANIES ACT
(CHAPTER 50)
Section 191 (2)

NOTICE OF PLACE WHERE REGISTER OF MEMBERS AND INDEX KEPT, OR OF CHANGE IN THAT PLACE

FORM
53

Folio No.

Name of Company: SIA ENGINEERING COMPANY LIMITED

Company No: 198201025C

The Registrar of Companies & Businesses,
Singapore

The abovenamed company hereby gives notice that the register of members and an index (if any) have, as from 1 November 2001, been kept at 138 Robinson Road #17-00 The Corporate Office Singapore 068906

Dated this .... day of 2001

Signature: [signature]

Name of *~~Director~~/Secretary: Devika Rani Davar

* Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No:	Checked By:
Fax No:	

ANNOUNCEMENT OF MOU SIGNING

SIA Engineering Company and BFGoodrich Aerospace Aerostructures Group Announce Joint Aerostructure Repair Venture

Singapore, October 5, 2000 - SIA Engineering Company (SIAEC) and BFGoodrich Aerospace Aerostructures Group have signed a Memorandum of Understanding (MOU) to enter into a partnership for the repair and overhaul of aircraft nacelles, thrust reversers and pylon components. The MOU was signed today in Singapore by SIAEC President / Chief Operating Officer Mr M Sirisena and Mr. R. Gustafson, Vice President and General Manager, Aftermarket Services of the Aerostructures and Aviation Services Group of BFGoodrich

Under the MOU, BFGoodrich Aerospace Aerostructures Group will sell 30 percent (with an option to SIAEC to acquire, subject to certain conditions, a further 10 per cent) of the shares in its wholly owned subsidiary, Rohr Aero Services – Asia (RASA), to SIAEC at a price to be negotiated between the parties.

RASA was incorporated in Singapore in 1995 and operates, a 60,000 sq. ft. facility located in Singapore's Loyang aerospace hub. It is currently capable of repairing and overhauling a wide range of aircraft nacelles, pylon components and engine thrust reversers for virtually all Airbus and Boeing aircraft. The new repair venture plans to expand RASA's capacity to service airframe composite-material components as well.

Commenting on the partnership, Mr. Sirisena said: "The repair and overhaul of aircraft nacelles and thrust reversers requires a high degree of technical skill. This partnership with BFGoodrich , who, like ourselves, is renowned for excellence and quality, will enable us to broaden our services to customers and to tap BFGoodrich expertise." Mr Sirisena added, "Having embarked on forming partnerships with reputable Original Equipment Manufacturers (OEMs) to expand our capabilities progressively, we now have 3 engine overhaul facilities, a landing gear overhaul facility and various airframe and engine component repair shops. RASA's aerostructure repair and overhaul facility is a key addition in furtherance of our strategy of providing total support to our customers."

"BFGoodrich is excited about our new partnership with SIAEC," said Mr. Gustafson. "By combining the proven capabilities of both organizations, we will now be able to offer a more extensive array of nacelle and composite repair capabilities tailored to meet specific needs of our combined airline customer base."

SIAEC, a listed subsidiary of Singapore Airlines, is a provider of comprehensive aircraft maintenance, repair and overhaul (MRO) services. It provides line maintenance

and technical ground handling as well as airframe and component repair and overhaul services for SIA and more than 70 other airlines. SIAEC also offers a comprehensive range of engine, aircraft and engine component repair and overhaul services through its 13 joint ventures with leading Original Equipment Manufacturers. SIAEC, which employs over 4,100 people, had a turnover of S$567.3 million in its last financial year ended 31 March 2000.

BFGoodrich Aerospace Aerostructure Group is the trading name of Rohr Inc. and designs, integrates, manufactures, sells and supports aircraft engine nacelle and pylon systems for large commercial aircraft. It also provides a broad range of other specialized aerostructures for commercial, military and space applications.

With annual sales approaching US$6 billion, BFGoodrich has leading business positions in advanced aerospace systems, performance materials, and engineered industrial products. The company, which was recently ranked by Fortune magazine on the global top ten list of most highly regarded aerospace suppliers, has its headquarters in Charlotte, North Carolina, and employs 27,000 people worldwide. With sales approaching US$3.7 billion, BFGoodrich Aerospace is one of the world's leading suppliers of components and systems to the aerospace industry.

Submitted by Devika R Davar, Company Secretary on 05/10/2000 to the SGX

Change Of Address of Share Registrar And Location of Register Of Securities

The Company wishes to announce that with effect from 9 October 2000, the Company's Share Registrar, KPMG, has relocated its Share Registry Office to:-

138 Robinson Road #17-00
Hong Leong Centre
Singapore 068906

Hence with effect from 9 October 2000, the Company's register of securities is kept at the above address.

Submitted by Devika R Davar, Company Secretary on 09/10/2000 to the SGX

Announcement of Engine Repair Joint Venture

SIA Engineering Company Limited ("SIA Engg") has signed a joint venture agreement with United Technologies Holdings (Singapore) Pte Ltd ("UTH") and Singapore Technologies Aerospace Ltd. ("ST Aero") on 10 November 2000 to form an engine part repair joint venture to be named Turbine Coating Services Pte. Ltd ("JV Company").

The Joint Venture

The JV Company will be located in Singapore and have an initial issued and paid-up capital of US$13.2 million. UTH will subscribe for 51% and SIA Engg and ST Aero will each subscribe for 24.5% of the issued share capital.

The JV Company will perform PW4000 turbine airfoil repair initially and will be co-located in an expanded facility with Turbine Overhaul Services Pte. Ltd. (an existing joint venture company set up by Pratt & Whitney and ST Aero). The new joint venture will significantly enhance the respective joint venture partners' current aero-engine repair capabilities in the Asia Pacific region.

The joint venture will be the first to bring two critical new technologies to Singapore - Electron Beam Physical Vapor Deposition (EB-PVD) coating technology and TURBOTIPTM plating technology for high pressure turbine blade repair. EB-PVD is an advanced thermal barrier coating technology used in many large commercial aero-engines. TURBOTIPTM is a plating technology for applying cubic boron nitride (CBN) to turbine blade tips.

The new joint venture will allow Pratt & Whitney to bring critical repair services closer to customers in the region, reducing turnaround time and lowering costs, said James Robinson, President of Pratt & Whitney Aftermarket Services. Our expanding partnerships with our long time partners ST Aero and SIA Engg attest to Pratt & Whitney's confidence in both the partners and the robust prospects of the region. We are especially appreciative of the critical role the Economic Development Board of Singapore played in making this venture possible.

"Turbine Coating Services adds another dimension to the total engine repair and overhaul capabilities already in place within ST Aero and TOS (our other joint venture with Pratt & Whitney). The services offered by Turbine Coating Services further complement ST Aero's effort to bring value and cost savings to our customers worldwide, this time on the engine front. The partnership with Pratt & Whitney and SIA Engg adds

to our list of successful international partnerships since 1975," said Tay Kok Khiang, Deputy President and Chief Operating Officer of ST Aero.

SIA Engg is able to provide competitive "Total Support" service to its customers by expanding the breadth and increasing the depth of its repair and overhaul scope. This partnership, our sixth with Pratt & Whitney and a first with ST Aero, will bring with it the latest technology in turbine airfoil repair. With these repair capabilities sited in Singapore, our joint venture company, Eagle Services Asia, will be further enhanced as the centre of excellence for overhaul of modern aircraft engines, such as the PW4000," said Mervyn Sirisena, President and Chief Operating Officer of SIA Engg. He added, "Beyond organic growth in our core business activities, we will continue to grow by partnering with original equipment manufacturers in more high value-added joint ventures.

Financial Effects

The above subscription will be funded by internal resources and is not expected to have a material impact on the earnings per share or net tangible assets of SIA Engg for the financial year ending 31 March 2001.

Further information on the Parties

UTH is a unit of Pratt & Whitney. Pratt & Whitney, a United Technologies company, is a world leader in the design, manufacture and service of aircraft engines, space propulsion systems and industrial gas turbines. Pratt & Whitney Aftermarket Services offers overhaul and repair services in nearly 30 locations around the world. In addition, it offers material and fleet management programs for both commercial and military customers.

ST Aero, the aerospace arm of Singapore Technologies Engineering Ltd (ST Engg), specialises in aerospace maintenance, modification and engineering services for a wide range of commercial and military aircraft. Listed on the Singapore Exchange, ST Engg is a technology-based multi-national conglomerate providing one-stop integrated engineering services for the aerospace, electronics, land systems and marine industries worldwide.

SIA Engg is a public listed subsidiary of Singapore Airlines (SIA), engaged in providing aircraft maintenance services to SIA and more than 70 commercial airlines. The comprehensive total support maintenance services offered cover line maintenance, technical ground handling, airframe overhaul, component repair and overhaul, and a wide

range of engineering and technical skills training. Together with its thirteen joint ventures, it also provides a comprehensive range of engine, engine parts and airframe component repair and overhaul.

Submitted by Devika R Davar, Company Secretary on 10/11/2000 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited

Date of notice to company: 09/11/2000

Date of change of deemed interest: 02/11/2000

Name of registered holder: DBS Nominees

Circumstance giving rise to the change: Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	250,000
% of issued share capital:	0.025
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.45000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,860,000	
% of issued share capital:	87.29	
No. of shares held after change:	873,110,000	
% of issued share capital:	87.31	
Total shares:	873,110,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika R Davar, Company Secretary on 14/11/2000 to the SGX

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	09/11/2000
Date of change of deemed interest:	01/11/2000
Name of registered holder:	DBS Nominees
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	250,000
% of issued share capital:	0.025
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.44960
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,610,000	
% of issued share capital:	87.26	
No. of shares held after change:	872,860,000	
% of issued share capital:	87.29	
Total shares:	872,860,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika R Davar, Company Secretary on 14/11/2000 to the SGX

FRANCHISE FEE PAYABLE BY SIAEC TO CAAS FOR DESIGNATED AIRCRAFT SERVICING AND APRON HANDLING SERVICES AT CHANGI

In line with existing requirement for service providers at the Singapore Changi Airport ("Changi"), the Civil Aviation Authority of Singapore (CAAS) will levy a franchise fee on SIA Engineering Company Limited ("SIAEC") for designated aircraft servicing and apron handling services performed by SIAEC at Changi. The fee is effective from January 2001.

The franchise fee will be a percentage of the SIAEC's line maintenance revenue derived from such designated aircraft servicing and apron handling services. The portion of the line maintenance revenue which is subject to the franchise fee is estimated to constitute about 8% of the Company's projected total revenue for FY 2001/02.

The Company has been negotiating the franchise fee rates with CAAS in the past few months. The rates finally agreed are 5% for 2001, 7.5% for 2002 and 10% for 2003 and thereafter.

Submitted by Devika R Davar, Company Secretary on 05/01/01 to the SGX


















Listed Companies' Announcement

SIA ENGINEERING COMPANY LIMITED

SIA Engineering Company Breaks Ground for Third Hangar

Singapore, 31 January 2001 - SIA Engineering Company (SIAEC) will be holding a ground-breaking ceremony today for its third maintenance hangar. Costing S$25 million (including land cost), the additional hangar will be operational by July 2001.

The new hangar will be located adjacent to the existing two hangars at SIAEC's maintenance facilities in Singapore Changi Airport. It will have a clear internal width of 85 metres which is sufficient to accommodate modern aircraft such as the Boeing 777 and 747-400, and Airbus A340-500/600. The hangar facility can concurrently handle maintenance of two to three aircraft at the same time. It will be equipped with a specialised docking system for the Boeing 777-200ER/300 aircraft. This will enable SIAEC to extend its product line for the Boeing 777, enabling the Company to provide dedicated 'D' Checks (heavy maintenance) as part of its 'Total Support' programme for the Boeing 777.

The additional hangar will increase SIAEC's airframe maintenance and overhaul capacity by about 15%, enabling the Company to enlarge its customer base. The Company's order books are full for the current year ending March 2001, and external airframe overhaul work in the next financial year is already over 80% committed. The majority of these contracts are on a long-term basis ranging from two to five years. A recent example is the contract with Atlas Air of the United States for the maintenance of their

Boeing 747-200 and -300 fleet for a period of two years. The success of SIAEC in securing this contract in the face of stiff global competition emphasises the competitive strength that SIAEC draws from its 'Total Support' strategy.

Said Mr Chua Taik Him, Director of Engineering, Economic Development Board: "The aerospace industry in Singapore has come a long way since the late 1960s. Today, the industry has grown tremendously and has developed a wide range of capabilities. As airframe repair activities are critical to the growth of Singapore's aerospace industry, EDB is committed to support airframe repair companies, such as SIA Engineering Company, to broaden their business scope, not just by servicing locally-based fleets, but also third-party fleets from around the region and the world."

Said Mr Mervyn Sirisena, President and Chief Operating Officer of SIAEC: "The limit to our growth is our capacity. This new hangar will give us the additional capacity to grow our external work and be the premier service centre for Boeing 777 aircraft in the region. To meet future projected capacity requirements, the Company is planning to invest a further S$80-90 million over the next two years in another two hangars. These are expected to be ready in 2002 and 2003 respectively, injecting another 30% increase in capacity. Both these hangars will be able to accommodate the new Airbus super jumbo, the A380".

SIAEC, a listed subsidiary of Singapore Airlines, is a provider of comprehensive maintenance, repair and overhaul (MRO) services. It provides line maintenance and technical ground handling as well as airframe and component repair and overhaul for SIA and more than 70 other airlines. SIAEC also offers a comprehensive range of engine overhaul, and aircraft and engine component repair/overhaul services through its stable of 14 joint venture companies.

These joint ventures are forged with leading original equipment manufacturers (OEMs) such as Rolls-Royce and Pratt & Whitney. SIAEC has over 4,100 employees and a turnover of S$567 million in its last financial year ending 31 March 2000.

Submitted by Devika R Davar, Company Secretary on 31/01/2001 to the SGX





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Listed Companies' Announcement

SIA ENGINEERING COMPANY LIMITED

SENIOR MANAGEMENT CHANGES IN SIA ENGINEERING COMPANY

SIA Engineering Company (SIAEC) announced today that Deputy Chairman and Chief Executive Officer Mr Chew Leng Seng will be retiring on 1 May 2001 as the Company's CEO on reaching the retirement age of 62.

Upon his retirement, Mr Chew will continue to serve as a Director on the Board of SIAEC.

Mr William Tan, Senior Vice-President Engineering of Singapore Airlines (SIA), will take over as CEO with effect from 1 May 2001 after a short stint of familiarisation as Designate from 1 April 2001.

Mr William Tan joined SIA Engineering Division in 1978. He served as Assistant Director of Engineering in 1995 and was appointed Senior Vice-President Engineering in July 1999. Tan's extensive airline experience, which has contributed SIA's engineering excellence, will help SIAEC continue its pursuit of growth underpinned by a strong focus on quality and customer service.

Effective 1 April 2001, President & Chief Operating Office Mr Mervyn Sirisena will return to SIA to assume the position of Senior Vice-President Engineering.

Mr Mervyn Sirisena joined SIA Engineering Division in 1975 and served as SIAEC's Deputy General Manager (Maintenance) 1998. In April 2000, Mr Sirisena was appointed President & Chief Operating Officer of SIAEC. With Mr Sirisena's return to SIA Engineering Division, SIA will be able to benefit from his experience in engineering operations.

Submitted by Devika Rani Davar, Company Secretary on 28/02/2001 to the SGX


SINGAPORE
EXCHANGE


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Listed Companies' Announcement

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited
Date of notice to company: 05 Mar 2001
Date of change of deemed interest: 08 Feb 2001
Name of registered holder: DBS Nominees
Circumstance giving rise to the change: Sales in open market at own discretion

Shares held in the name of registered holder
No. of shares of the change: 140,000
% of issued share capital: 0.014
-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee: 1.41270
-
No. of shares held before change:
-
% of issued share capital:
-
No. of shares held after change:
-
% of issued share capital:

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	873,110,000	
% of issued share capital:	87.31	
No. of shares held after change:	872,970,000	
% of issued share capital:	87.3	
Total shares:	872,970,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 07/03/2001 to the SGX



SIAEC REDUCES INVESTMENT IN JOINT VENTURE

Singapore, 20 March 2001 - SIA Engineering Company (SIAEC) announced it has today sold a 4.09 per cent shareholding interest being part of its 9.09 per cent stake in Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) to Hong Kong Aircraft Engineering Company Limited (HAECO) for US$3.35 million. The estimated gain on the sale of the 4.09% per cent shareholding is US$1.5 million. As a shareholder of 5 per cent equity, SIAEC will continue to appoint one Director to the TAECO Board.

SIAEC acquired its TAECO investment in 1993; the other shareholders are Xiamen Aviation Industry Company, Hong Kong Aircraft Engineering Company, Cathay Pacific Airways, Beijing Kai Lan Technology Development Services Company, Japan Airlines and The Boeing Company. Airline and airline-related stakeholders have an obligation to contribute a specified amount of work, depending on equity holding, to the TAECO facility yearly.

With more work being done internally, the Company had reduced its workload contribution to TAECO, and accordingly proportionately reduced its stake in TAECO.

Submitted by Devika Rani Davar, Company Secretary on 20/03/2001 to the SGX

BFGoodrich
Aerospace

Aerostructures Group


SIA ENGINEERING COMPANY

PRESS RELEASE

SIA ENGINEERING COMPANY ACQUIRES 30% STAKE IN AEROSTRUCTURES REPAIR AND OVERHAUL FACILITY

Singapore, March 29, 2001 - SIA Engineering Company (SIAEC) and BFGoodrich Aerostructures Group today signed an agreement for a strategic alliance to repair and overhaul aircraft nacelles, thrust reversers and pylons in Singapore.

Under the terms of the Sale and Purchase Agreement, SIAEC will pay US$15 million to acquire a 30% stake in BFGoodrich Aerostructures & Aviation Services Group's wholly owned subsidiary, Rohr Aero Services-Asia (RASA). SIAEC has an option to acquire a further 10% equity share of RASA, subject to certain conditions.

RASA was incorporated in Singapore in 1995 and operates a 60,000-square-foot maintenance, repair and overhaul facility in Singapore's Loyang aerospace hub. RASA performs repair work for over 30 airlines in the Asia-Pacific region. Their customer base includes carriers such as Singapore Airlines, Japan Airlines and Cathay Pacific Airways. RASA has the capability to repair and overhaul nacelle, pylon and thrust reverser components for nearly all Airbus Industrie and Boeing aircraft.

Working together with SIAEC, RASA will expand its aerostructure repair and overhaul capabilities to support new generation aircraft, including very large aircraft (VLA) that will be introduced in a few years, such as the A380.

The Sale and Purchase Agreement was signed today in Singapore by SIAEC President and Chief Operating Officer Mervyn Sirisena and Bud Wetzler, Group President BFGoodrich Aerostructures & Aviation Services. BFG Aerostructures Aftermarket Services Vice President and General Manager Bob Gustafson also represented BFGoodrich at the signing ceremony.

SIAEC's President & Chief Operating Officer Mervyn Sirisena said: "RASA's aerostructures repair and overhaul facility is a key addition to our 'Total Support' capability, which will further our ability to provide customers with comprehensive and integrated services.

"This partnership with BFGoodrich is our 15th joint venture and is in keeping with SIA Engineering Company's strategy of allying ourselves with reputable original equipment manufacturers who are at the forefront of technology in their respective areas of expertise. We are proud to partner BFGoodrich, which is renowned for its technical excellence and quality, and are confident that RASA will become a leader in repair and overhaul of aircraft composite components in the Asia Pacific Region."

Mr Bud Wetzler added: "This joint venture with SIA Engineering Company allows us to enter into a strategically important alliance with one of Asia Pacific region's largest providers of MRO services. This solidifies our position as the premier nacelle/thrust reverser MRO center in the Pacific Rim."

SIAEC, a listed subsidiary of Singapore Airlines, is a provider of comprehensive aircraft maintenance, repair and overhaul (MRO) services. It provides line maintenance and technical ground handling as well as airframe and component repair and overhaul services for SIA and other customers of more than 70 other airlines. SIAEC also offers a comprehensive range of engine, aircraft and engine component repair and overhaul services through its 15 joint ventures with leading Original Equipment Manufacturers. SIAEC, which employs over 4,600 people, had a turnover of S$567.3 million in its last financial year ended 31 March 2000.

With 2000 sales of $4.4 billion, BFGoodrich is a leading worldwide supplier of aerospace components, systems, and services, as well as sealing and compressor systems and other engineered industrial products. BFGoodrich is ranked by Fortune magazine as one of the most admired aerospace companies and is included in Forbes Platinum List of America's Best Big Companies. The company has its headquarters in Charlotte, North Carolina and employs over 23,000 people worldwide. The company's Aerostructures & Aviation Services Group designs, integrates, manufactures, sells, and supports aircraft engine nacelle and pylon systems for large commercial aircraft. The Group also provides a broad range of other specialised aerostructures for commercial, military, and space applications.

For more information, please contact:

SIA Engineering Company

Chia Peck Yong
Manager Corporate

Tel: (65) 541 5134
Fax: (65) 546 0679
E-mail: peckyong_chia@singaporeair.com.sg
Website: www.siaec.com.sg

BFGoodrich

Jeff Hulewicz
BFGoodrich Aerostructures Group

Tel: 1 - 619 691 3635
Fax: 1 - 619 691 2251
E-mail: hulewicz@aerostructures.bfg.com
Website: www.bfgoodrich.com

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	30/03/2001 (DD/MM/YYYY)
Date of change of deemed interest:	21/02/2001 (DD/MM/YYYY)
Name of registered holder:	CDP:Premier Investment
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	70,000
% of issued share capital:	0.007%
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.37430
No. of shares held before change:	
% of issued share capital:	%
No. of shares held after change:	
% of issued share capital:	%

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,840,000	
% of issued share capital:	87.28%	%
No. of shares held after change:	872,770,000	
% of issued share capital:	87.28%	%
Total shares:	872,770,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 02/04/2001 (DD/MM/YYYY) to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	30/03/2001
Date of change of deemed interest:	21/02/2001
Name of registered holder:	CDP:Premier Investment
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.39490
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,940,000	
% of issued share capital:	87.29	
No. of shares held after change:	872,840,000	
% of issued share capital:	87.28	
Total shares:	872,840,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 02/04/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited

Date of notice to company: 30/03/2001

Date of change of deemed interest: 20/02/2001

Name of registered holder: CDP:Premier Investment

Circumstance giving rise to the change: Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	30,000
% of issued share capital:	0.003
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.39330
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,970,000	
% of issued share capital:	87.3	
No. of shares held after change:	872,940,000	
% of issued share capital:	87.29	
Total shares:	872,940,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 02/04/2001 to the SGX




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Listed Companies' Announcement

SIA ENGINEERING COMPANY LIMITED

APPOINTMENT OF MR CHEW LENG SENG AS A CONSULTANT

SIA Engineering Company (SIAEC) had on 28 Feb 2001 announced Mr Chew Leng Seng's retirement as Chief Executive Officer with effect from 1 May 2001. Further to this earlier announcement, SIAEC is pleased to announce today that it has appointed Mr Chew Leng Seng to act as a Consultant for a 2-year period with effect from 1 May 2001.

SIAEC wishes to retain Mr Chew's services as a Consultant given his 43 years' experience in airline engineering commencing with Singapore Airlines Limited (from 11 November 1958 to 29 February 2000) and subsequently with SIAEC (from 1 March 2000 to 30 April 2001).

Under the terms of an agreement between Mr Chew and SIAEC, Mr Chew will assist SIAEC in overseeing the performance of its related companies and also to assist in developing and implementing an investment strategy for SIAEC.

Mr Chew will continue to serve as Director and Deputy Chairman of the Board of SIAEC.

Submitted by Devika Rani Davar, Company Secretary on 30/04/2001 to the SGX




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SGX

Listed Companies' Announcement

SIA ENGINEERING COMPANY LIMITED

Notification Pursuant to Article 902(3)(c) of the Listing Manual

Pursuant to Article 902(3)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we confirm that to the best of our knowledge, as at the date of this announcement, none of the persons occupying managerial positions in the Company is related to a director or substantial shareholder of the Company or any of its principal subsidiaries.

Submitted by Devika Rani Davar, Company Secretary on 08/06/2001 to the SGX

Next Annc Prev Annc

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	20/06/2001
Date of change of deemed interest:	15/06/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	175,000
% of issued share capital:	0.0175
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.36
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,695,000	
% of issued share capital:	87.27	
No. of shares held after change:	872,520,000	
% of issued share capital:	87.25	
Total shares:	872,520,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 26/06/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	20/06/2001
Date of change of deemed interest:	15/06/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	75,000
% of issued share capital:	0.0075
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.36
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,770,000	
% of issued share capital:	87.28	
No. of shares held after change:	872,695,000	
% of issued share capital:	87.27	
Total shares:	872,695,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 26/06/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Resolution Passed at AGM and EGM held on 7 July 2001

At the Annual General Meeting of SIA Engineering Company Limited held today, all the resolutions pertaining to Ordinary Business, and the/(all) resolution(s) set out under Special Business, in the Notice of Meeting dated 4 June 2001, have been passed by shareholders.

At the Extraordinary General Meeting of SIA Engineering Company Limited held today, the ordinary resolutions relating to the following matters were passed by shareholders:

1. Modification to the SIAEC Employee Share Option Plan; and
2. Modifications to, and renewal of, the IPT Mandate

Submitted by Devika Rani Davar, Company Secretary on 7 July 2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	10/07/2001
Date of change of deemed interest:	04/07/2001
Name of registered holder:	CDP: Keppel Regional Fund
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.36610
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,520,000	
% of issued share capital:	87.25	
No. of shares held after change:	872,420,000	
% of issued share capital:	87.24	
Total shares:	872,420,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 12/07/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	12/07/2001
Date of change of deemed interest:	10/07/2001
Name of registered holder:	CDP:OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	75,000
% of issued share capital:	0.0075
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.38330
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,420,000	
% of issued share capital:	87.24	
No. of shares held after change:	872,345,000	
% of issued share capital:	87.23	
Total shares:	872,345,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 18/07/2001 to the SGX

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	13/07/2001
Date of change of deemed interest:	01/06/2001
Name of registered holder:	CDP: Keppel Fels Invest HK Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	45,000
% of issued share capital:	0.045
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.36
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,295,000	
% of issued share capital:	87.23	
No. of shares held after change:	872,340,000	
% of issued share capital:	87.23	
Total shares:	872,340,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 18/07/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited

Date of notice to company: 13/07/2001

Date of change of deemed interest: 30/03/2001

Name of registered holder: CDP: Keppel Fels Invest HK Ltd

Circumstance giving rise to the change: Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change: % of issued share capital:	30,000 0.003
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.19133
No. of shares held before change: % of issued share capital:	
No. of shares held after change: % of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,325,000	
% of issued share capital:	87.23	
No. of shares held after change:	872,295,000	
% of issued share capital:	87.23	
Total shares:	872,295,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 18/07/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	13/07/2001
Date of change of deemed interest:	29/03/2001
Name of registered holder:	CDP: Keppel Fels Invest HK Ltd
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	20,000
% of issued share capital:	0.002
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.18
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,345,000	
% of issued share capital:	87.23	
No. of shares held after change:	872,325,000	
% of issued share capital:	87.23	
Total shares:	872,325,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 18/07/2001 to the SGX

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	15/08/2001
Date of change of deemed interest:	10/08/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	21,000
% of issued share capital:	0.0021
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.29
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,307,000	
% of issued share capital:	87.23	
No. of shares held after change:	872,286,000	
% of issued share capital:	87.23	
Total shares:	872,286,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited

Date of notice to company: 15/08/2001

Date of change of deemed interest: 10/08/2001

Name of registered holder: CDP:OUB Asset Management

Circumstance giving rise to the change: Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	33,000
% of issued share capital:	0.0033
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.29
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,340,000	
% of issued share capital:	87.23	
No. of shares held after change:	872,307,000	
% of issued share capital:	87.23	
Total shares:	872,307,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	16/08/2001
Date of change of deemed interest:	13/08/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	158,000
% of issued share capital:	0.0158
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.28240
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,286,000	
% of issued share capital:	87.23	
No. of shares held after change:	872,128,000	
% of issued share capital:	87.21	
Total shares:	872,128,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	17/08/2001
Date of change of deemed interest:	14/08/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	262,000
% of issued share capital:	0.0262
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.2802
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	872,128,000	
% of issued share capital:	87.21	
No. of shares held after change:	871,866,000	
% of issued share capital:	87.19	
Total shares:	872,866,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/08/2001
Date of change of deemed interest:	16/08/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	39,000
% of issued share capital:	0.0039
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.278
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,684,000	
% of issued share capital:	87.17	
No. of shares held after change:	871,645,000	
% of issued share capital:	87.16	
Total shares:	871,645,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/08/2001
Date of change of deemed interest:	16/08/2001
Name of registered holder:	CDP: OUB Asset Management
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	62,000
% of issued share capital:	0.0062
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.2784
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,746,000	
% of issued share capital:	87.17	
No. of shares held after change:	871,684,000	
% of issued share capital:	87.17	
Total shares:	871,684,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/08/2001
Date of change of deemed interest:	16/08/2001
Name of registered holder:	CDP: KTB Investments
Circumstance giving rise to the change:	Others
Please specify details:	Following the sale of Keppel group of companies' ("Keppel Group") shares in Keppel Capital Holdings to OCBC, Keppel Group and Temasek Holdings are no longer deemed to be interested in these shares

Shares held in the name of registered holder

No. of shares of the change:	120,000
% of issued share capital:	0.012
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,866,000	
% of issued share capital:	87.19	
No. of shares held after change:	871,746,000	
% of issued share capital:	87.17	
Total shares:	871,746,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 22/08/2001 to the SGX

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27/08/2001
Date of change of deemed interest:	23/08/2001
Name of registered holder:	CDP: KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	16,000
% of issued share capital:	0.0016
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.27
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,516,000	
% of issued share capital:	87.15	
No. of shares held after change:	871,500,000	
% of issued share capital:	87.15	
Total shares:	871,500,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by DEVIKA RANI DAVAR, COMPANY SECRETARY on 28/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27/08/2001
Date of change of deemed interest:	22/08/2001
Name of registered holder:	CDP: KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	68,000
% of issued share capital:	0.0068
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.27
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,584,000	
% of issued share capital:	87.16	
No. of shares held after change:	871,516,000	
% of issued share capital:	87.15	
Total shares:	871,516,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by DEVIKA RANI DAVAR, COMPANY SECRETARY on 28/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27/08/2001
Date of change of deemed interest:	10/08/2001
Name of registered holder:	CDP: KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	8,000
% of issued share capital:	0.0008
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.3
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,600,000	
% of issued share capital:	87.16	
No. of shares held after change:	871,592,000	
% of issued share capital:	87.16	
Total shares:	871,592,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by DEVIKA RANI DAVAR, COMPANY SECRETARY on 28/08/2001 to the SGX

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	TEMASEK HOLDINGS (PRIVATE) LIMITED
Date of notice to company:	27/08/2001
Date of change of deemed interest:	08/08/2001
Name of registered holder:	CDP: KEPPEL FELS INVEST (HK) LTD
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	45,000
% of issued share capital:	0.0045
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.30689
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,645,000	
% of issued share capital:	87.16	
No. of shares held after change:	871,600,000	
% of issued share capital:	87.16	
Total shares:	871,600,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by DEVIKA RANI DAVAR, COMPANY SECRETARY on 28/08/2001 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04 Sep 2001
Date of change of deemed interest:	21 Aug 2001
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	The Insurance Corporation of Singapore ("ICS") has ceased to be a subsidiary of DBS Group Holdings Ltd ("DBS Group") with effect from 21 Aug 01. Following the above, DBS Group and Temasek Holdings are no longer deemed to be interested in the share which ICS holds.

Shares held in the name of registered holder

No. of shares of the change:	1,500,000
% of issued share capital:	0.15
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,500,000	
% of issued share capital:	87.15	
No. of shares held after change:	870,000,000	
% of issued share capital:	87	
Total shares:	870,000,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 06/09/2001 to the SGX

Change In Place At Which Register Of Members And Index Is Kept

SIA Engineering Company Limited wished to announce that the building in which our Share Registrar, KPMG, is located has been renamed as The Corporate Office.

Accordingly, the address at which the Company's Register of Members and Index is being kept is now know as:-

138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Submitted by Devika Rani Davar, Company Secretary on 05/11/2001 (DD/MM/YYYY) to the SGX

Our Ref:
Your Ref:

By Fax Only
Fax No. 536 7568
(No. of Pages: 4 including this page)

Singapore Exchange Limited
20 Cecil Street, #18-02/05
The Exchange
Singapore 049705

Attn: Ms Darrell Lam

Date 22 Novemeber 2000

Dear Mdm,

DECLARATION OF DIRECTORS' INTERSTS

Please find attached notices from our directors in respect of their interests in loyalty shares provided by Singapore Telecoms.

Yours faithfully

Low Willin
Asst Manager, Legal



Varaprasad N <Prasad@TP.EDU.SG> on 14/11/2000 15:21:20

Sender Info : No Sender Info found in the address Book

To: DevikaRani Davar/ENGC/SIA@SIA
cc:
Subject: Declaration

Please be informed that Mrs Chitra Varaprasad has been awarded 50 loyalty shares of SingTel on 1 November 2000.

The notice was received today from CPF Board.

N Varaprasad

Florence Chan/ENG/SIA 22/11/2000 10:09

Sender Info : Secretary III, EVP Technical's Office (6100)

To: DevikaRani Davar/ENGC/SIA@SIA
cc: WanHoon Tan/ENGC/SIA@SIA
Subject:

Please be advised that LG Bey Soo Khiang and his wife has been given 50 Singtel Loyalty shares each.

Wong Nang Jang

From:	Wong Nang Jang [njwong@bcsis.com]
Sent:	Tuesday, November 21, 2000 10:37 AM
To:	'devikarani_davar@singaporeair.com.sg'
Subject:	FW: Holdings of Singapore Telecom shares

-----Original Message-----

From:	Wong Nang Jang [mailto:njwong@bcsis.com]
Sent:	Thursday, November 16, 2000 11:47 AM
To:	'DevikaRani_Davar@singaporeair.com.sg'
Subject:	Holdings of Singapore Telecom shares

Dear Devi

Please be advised that as of Nov 1 2000, the holdings of Singapore Telecom shares of my wife and I are as follows:

Wong Nang Jang - 1690 shares
Yeong Poh Yee
(Mrs. Wong Nang Jang) - 1690 shares

Please mark your records accordingly. Thank you.

Nang Jang

By Fax Only
Limited
Fax No. 536 7568
(No. of Pages:06 including this page)

Singapore Exchange

20 Cecil Street
#18-02/05 The Exchange
Singapore 049705

Attn: Ms Darrell Lam

26 December 2000

Dear Mdm,

DECLARATION OF DIRECTORS' INTERST

Please find attached notices from our directors in respect of their interest in loyalty shares provided by Singapore Telecoms.

Yours faithfully

Low Willin
Asst Manager, Legal

Encl:

TO	Company Secretary, SIA SIN ALH 09-D	FROM	Cheong Choong Kong Deputy Chairman SIA SIN ALH 09-D

SINGAPORE TELECOM (ST) SHARES
- ALLOTMENT OF LOYALTY SHARES

I wish to inform you that in November 2000, I have been allotted the following loyalty shares in respect of the 1996 ST2 shares: -

in my own name:	50
held by my spouse:	50

Kindly update your records accordingly.

Signature: [signature]

Date: 23/11/2000.

TO	Company Secretary SIA SIN ALH 06-A	FROM	Capt Maurice de Vaz SVP Flight Operations SIN STC 04-C

SINGAPORE TELECOM (ST) SHARES
- ALLOTMENT OF LOYALTY SHARES

I wish to inform you that in November 2000, I have been allotted the following loyalty shares in respect of the 1996 ST2 shares: -

in my own name:	50
held by my spouse:	50

Kindly update your records accordingly.

Signature: [signature]

Date: 4 . 12 . 00



RECEIVED
05 DEC 2000



DevikaRani Davar/ENGC/SIA
23/11/2000 09:47

Sender Info : Vice President (Corporate), Corporate (5153)

To: Willin Low/ENGC/SIA@SIA
cc:
Subject: ST Shares owned by Mr. Wong Ngit Liong

---------------------- Forwarded by DevikaRani Davar/ENGC/SIA on 23/11/2000 09:56 ---------------------------

"michelle loh" <michelle.loh@venture-mfg.com.sg> on 21/11/2000 18:28:02

Please respond to "michelle loh" <michelle.loh@venture-mfg.com.sg>

Sender Info : No Sender Info found in the address Book

To: DevikaRani Davar/ENGC/SIA@SIA
cc:
Subject: ST Shares owned by Mr. Wong Ngit Liong

Dear Mrs. Devika

The ST shares owned by Mr. Wong Ngit Liong are as follows;

STA shares (1993)	600 shares
Loyalty shares	240 shares
ST2 shares	500 shares
Loyalty shares	150 shares
Total	1,490 shares

Please do not hesitate to contact me if you have any questions.

Thanks & best regards
Michelle Loh
Secretary to NL Wong

 - att1.htm



THIO SU MIEN & PARTNERS, *Advocates & Solicitors*
6 Battery Road, #33-01, Singapore 049909
Telephone: (065) 534 4877 · Facsimile: (065) 534 4822

FACSIMILE TRANSMISSION

Our Reference : TSM.lc.SIAEC
Your Reference :

Writer's Direct No: 2169 477
Total no. of pages: 2

VICE PRESIDENT
(CORPORATE)
13 DEC 2000

12 December 2000

Mrs Devika R Davar
Company Secretary
SIA Engineering Company Limited

Via Fax No: 542 1723

Dear Devika,

SINGAPORE TELECOM (ST) SHARES ANNUAL STATEMENT

I set out below the total Singapore Telecom shareholdings held by me as at 1 November 2000:-

1. **First Offer of Singapore Telecom (ST 'A') Shares (1993)**

Original ST 'A' Shares held on 1 November 2000	600
Loyalty Shares (given previously) held on 1 November 2000	240
Total	840

2. Second Offer of Singapore Telecom (ST 2) Shares (1996)

ST 2 Shares held on 1 November 2000	500
Loyalty Shares given for 2000	50
Loyalty Shares (given previously) held on 1 November 2000	100
Total	650

Best Regards,

Thio Su Mien

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/01/2002
Date of change of deemed interest:	16/01/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	512,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.6882
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,656,000	
% of issued share capital:	87.07	
No. of shares held after change:	871,168,000	
% of issued share capital:	87.12	
Total shares:	871,168,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 24/01/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/01/2002
Date of change of deemed interest:	15/01/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	656,000
% of issued share capital:	0.07
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.436
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,000,000	
% of issued share capital:	87	
No. of shares held after change:	870,656,000	
% of issued share capital:	87.07	
Total shares:	870,656,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 24/01/2002 to the SGX

CIRCULAR DATED 15 JUNE 2001

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of SIA Engineering Company Limited (the "Company"), you should immediately forward this Circular together with the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser or transferee. The action to be taken by you is set out on page 14 of the Circular.


SIA ENGINEERING COMPANY LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED MODIFICATIONS TO THE SIAEC EMPLOYEE SHARE OPTION PLAN; AND

(2) THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

IMPORTANT DATES AND TIMES:-

Last date and time for deposit of Proxy Form	:	5 July 2001 at 9.30 am
Date and time of Extraordinary General Meeting	:	7 July 2001 at 9.30 am or soon after the conclusion of the Annual General Meeting of the Company to be held at 9.00 am on the same day at the same place
Place of Extraordinary General Meeting	:	Ballroom I & II 6th Floor – South Tower, Mandarin Hotel, 333 Orchard Road, Singapore 238867

CONTENTS

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout the Circular:-

"Act"	:	Companies Act, Chapter 50 of Singapore
"Adoption Date"	:	9 February 2000, being the date on which the Plan was adopted by the Shareholders
"Articles"	:	Articles of Association of the Company
"associated company"	:	In relation to SIA or SIAEC (as the case may be), means a company, not being a subsidiary of SIA or SIAEC (as the case may be), in which (a) the SIA Group or the SIAEC Group (as the case may be) has a long term interest of not less than 20% in the equity and in whose financial and operating policy decisions the SIA Group or the SIAEC Group (as the case may be) exercises significant influence; or (b) the SIA Group or the SIAEC Group (as the case may be) has a long term interest of not more than 50% in the equity and has joint control of the company's commercial and financial affairs
"Board"	:	The Board of Directors of the Company
"CEO"	:	Chief Executive Officer of the Company
"Committee"	:	In the context of the Plan as adopted on the Adoption Date, the Senior Officers Remuneration Committee, a committee of Directors comprising three Directors duly authorised and appointed by the Directors to administer the Plan, of which at least two Directors shall not be Executive Directors
"Company" or "SIAEC"	:	SIA Engineering Company Limited
"Directors"	:	Directors of the Company for the time being as at the date of this Circular
"EGM"	:	The extraordinary general meeting of the Shareholders, notice of which is set out in pages 54 and 55 of this Circular
"IPT Mandate"	:	A general mandate pursuant to Chapter 9A of the SGX-ST Listing Manual permitting the Company, its subsidiaries and target associated companies (or any of them) to enter into certain types of transactions of a recurrent nature with specified classes of the Company's interested persons
"Latest Practicable Date"	:	8 June 2001, being the latest practicable date prior to the printing of this Circular
"Market Day"	:	A day on which the SGX-ST is open for securities trading
"Memorandum"	:	Memorandum of Association of the Company
"Ordinary Shares"	:	Ordinary shares of par value S$0.10 each in the capital of the Company
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"SIAEC Employee Share Option Plan" or "Plan"	:	The SIAEC Employee Share Option Plan, particulars of which are set out in Appendix I of the Company's prospectus dated 4 May 2000

"SIAEC IPT Group"	:	Bears the meaning as set out in Appendix 3
"SIA"	:	Singapore Airlines Limited
"SIA Group"	:	SIA and its subsidiaries
"SIAEC Group"	:	SIAEC and its subsidiaries
"Shareholders"	:	Registered holders of the Ordinary Shares or in the case of Depositors, Depositors who have Ordinary Shares entered against their names in the Depository Register
"Subsidiaries"	:	In the context of the Plan as adopted at the Adoption Date, the wholly-owned subsidiaries of the Company as at the Adoption Date, other than any subsidiaries whose shares may be listed on a recognised stock exchange after the Adoption Date
"S$"	:	The lawful currency of the Republic of Singapore
"Temasek"	:	Temasek Holdings (Private) Limited

The terms "Depositor" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word or expression defined under the Act or any statutory modification thereof or the SGX-ST Listing Manual and used in this Circular shall, where applicable, have the meaning assigned to it under the Act or any modification thereof or the SGX-ST Listing Manual, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

SIA ENGINEERING COMPANY LIMITED

(Incorporated in the Republic of Singapore)

Directors:-

Cheong Choong Kong
Chew Leng Seng
Bey Soo Khiang
N Varaprasad
Wong Ngit Liong
Thio Su Mien
Maurice de Vaz
Wong Nang Jang

Registered Office:-

SIA Engineering Company Hangar,
31 Airline Road
Singapore 819831

15 June 2001

To: Shareholders of SIA Engineering Company Limited

Dear Sir/Madam

1. INTRODUCTION

The Board proposes to convene an EGM to seek the approval of Shareholders for the following:-

(a) modifying the SIAEC Employee Share Option Plan to take into account organisational or other changes, as more particularly described in paragraph 2 below; and

(b) modifying and renewing the IPT Mandate to alter the review procedures for and description of Interested Person Transactions, as more particularly described in paragraph 3 below.

The purpose of this Circular is to provide Shareholders with information relating to, and to seek the approval of Shareholders at, the EGM to be held on 7 July 2001 at 9.30 am (or soon after the conclusion of the Annual General Meeting held on the same date at 9.00 am) for the above. *The notice of EGM is set out on pages 54 and 55 of this Circular.*

2. THE PROPOSED MODIFICATIONS TO THE SIAEC EMPLOYEE SHARE OPTION PLAN

2.1 Rationale

2.1.1 The SIAEC Employee Share Option Plan comprises two schemes, namely:-

(a) The Senior Executive Share Option Scheme for senior executives; and

(b) The Employee Share Option Scheme for all other employees.

2.1.2 The objective of the SIAEC Employee Share Option Plan is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision making can influence the Company's performance and returns to Shareholders.

2.1.3 The Plan, as adopted, covers only the following categories ("Eligible Employees"):-

(a) (in the case of the Senior Executive Share Option Plan) full-time employees; and

(b) (in the case of the Employee Share Option Plan) full-time and permanent part-time employees,

of the Company and its Subsidiaries (as defined) who satisfy the eligibility criteria under the Plan.

2.1.4 From time to time, employees may be transferred from the SIAEC Group to other companies within the SIA Group and SIA's associated companies (which include SIAEC Group companies and SIAEC's associated companies) and vice versa. Such transfers may be necessary due to organisational or other requirements of the SIA Group and SIA's associated companies. The employees also benefit – their expertise or skill sets will be better utilised and cultivated through such transfers. The transfer of such employees may result in these employees ceasing to be employed by the transferring company.

2.1.5 Under Rules 8.3(a) and 8.4(b) of the Plan, existing options held by Eligible Employees who cease to be in the employment of the Company and the Subsidiaries (as defined) by reason of a transfer to another company (which is not the Company or a Subsidiary, as defined) will lapse, unless the reason for such Eligible Employees' cessation of employment is approved by the Committee. Where the Committee grants such approval, the current rules of the Plan provide that the exercise period for such options may be shortened from (i) an initial period which expires on the date falling on the tenth anniversary of the date of grant of the options to (ii) a period of five (5) years from the date of cessation of employment.

2.1.6 In furtherance of the objectives of the Plan to attract, retain and motivate employees, and in the interest of retaining the full benefits of the Plan, to the extent of options offered and accepted but not yet exercised, for the employees, the Directors have proposed that certain modifications be made to ensure that the Plan applies fairly to all employees, including those employees who are transferred to other companies in the SIA Group or to SIA's associated companies, even if organisational or other changes are undertaken by such companies. In addition, certain modifications have been proposed which will provide the Company with greater flexibility in the grant of options, including the grant of options to employees who may not be full-time or permanent part-time employees, but who would otherwise satisfy the eligibility criteria under the Plan. Such modifications will enhance the efficacy of the Plan and allow the Company to continue to use options in its recruitment strategy and in promoting staff retention.

2.1.7 SIA (the Company's holding company) and Singapore Airport Terminal Services Limited (the Company's fellow subsidiary), are proposing similar amendments to be made to their respective employee share option plans, so that participants in their respective employee share option plans will not be unfairly disadvantaged by their respective internal reorganisations.

2.2 Proposed Modifications to the SIAEC Employee Share Option Plan

2.2.1 Scope of proposed modifications

2.2.1.1 The Directors have proposed that the following modifications be made to the Plan so that the following employees will be able to enjoy the benefits of the Plan and will not be unduly prejudiced by any organisational or other changes undertaken by the SIA Group and SIA's associated companies:-

(a) employees of a wholly-owned subsidiary of the Company incorporated after the Adoption Date shall be eligible to be granted options under the Plan;

(b) employees who hold options and who may, from time to time, be transferred to other companies within the SIA Group or the SIAEC Group or to SIA's or SIAEC's associated companies shall not, in certain specified circumstances, have the exercise periods of their options affected by such transfer; and

(c) employees who hold options and who are employed by SIA's or SIAEC's subsidiaries or associated companies, which are subsequently wholly or partially disposed of such that they may no longer be subsidiaries or associated companies of SIA or SIAEC, shall not have the exercise periods of their options affected by such disposal.

The Directors have also proposed certain modifications to enlarge the pool of participants for the Plan, to facilitate the granting of options under the Plan and to assist the Company's administration of the Plan.

2.2.1.2 The scope of the proposed modifications will therefore encompass the following key areas:-

(a) amending the definition of the term "Subsidiaries" to enable employees of a wholly-owned subsidiary of the Company incorporated after the Adoption Date to become eligible to participate in the Plan;

(b) preserving the initial exercise period with respect to options granted under the Plan to Eligible Employees who may be transferred, subsequent to acceptance of the options, to SIA or SIA's subsidiaries, or to the Company's subsidiaries which are not wholly-owned by the Company, except in the case where SIA is no longer the Company's holding company, in which case the exercise period of options granted under the Plan to Eligible Employees who subsequently have their employment transferred to SIA or SIA's subsidiaries will be determined at the discretion of the Committee and will not exceed the initial exercise period;

(c) preserving the initial exercise period with respect to options granted under the Plan to Eligible Employees who may be transferred, subsequent to acceptance of the options, to SIA's associated companies or the Company's associated companies, with the written approval of the Committee, except in the case where SIA is no longer the Company's holding company, in which case the exercise period of options granted under the Plan to Eligible Employees who subsequently have their employment transferred to SIA's associated companies will be determined at the discretion of the Committee and will not exceed the initial exercise period;

(d) preserving the initial exercise period with respect to options granted under the Plan to Eligible Employees who are employed by SIA's or SIAEC's subsidiaries or associated companies which are subsequently wholly or partially disposed of;

(e) inserting a new definition of the term "associated company" to provide clarity as to which companies would be considered associated companies for the purpose of the Plan;

(f) amending the definitions of the terms "Employee" and "Senior Executive" to enable employees of the Company and the Subsidiaries who are not full-time employees or permanent part-time employees to be eligible to participate in the Plan;

(g) allowing the grant of options on or after the second Market Day (instead of the eighth Market Day, as is currently reflected in the Plan) from the date on which an announcement on any matter of an exceptional nature involving price sensitive information is made, so as to give the Committee more flexibility in the grant of options;

(h) amending the definition of the term "Committee" to allow the Company more flexibility in the administration of the Plan; and

(i) providing for grant of options to employees who are appointed to new grades of employment that are introduced by the Company from time to time.

2.2.1.3 For Shareholders' ease of reference, the proposed modifications to the SIAEC Employee Share Option Plan are set out in Appendix 1 and the SIAEC Employee Share Option Plan, as modified, is set out in Appendix 2.

2.2.2 **Employees of a wholly-owned subsidiary incorporated after the Adoption Date**

2.2.2.1 Under the current definition of "Subsidiaries", wholly-owned subsidiaries of the Company incorporated after the Adoption Date would fall outside the ambit of the Plan and employees of such subsidiaries would not be eligible to participate in the Plan.

2.2.2.2 From time to time, due to internal reorganisation within the SIAEC Group, employees may be transferred from the Company or the Subsidiaries to a wholly-owned subsidiary incorporated after the Adoption Date. These employees would have been eligible to participate in the Plan but for the internal reorganisation.

2.2.2.3 It would go against the objectives of the Plan described in paragraph 2.1.2 above to exclude employees of wholly-owned subsidiaries which are formed after the Adoption Date as such employees also contribute to the success of the SIAEC Group. The Directors therefore propose that the current definition of "Subsidiaries" under the Plan be amended as set out in Appendix 1, such that employees of wholly-owned subsidiaries which are incorporated after the Adoption Date will be eligible to participate in the Plan. The proposed modification will allow these employees to continue to enjoy the same rights under the Plan for any existing options held by them prior to their transfer of employment to a wholly-owned subsidiary as well as allow such employees to be eligible for the grant of new options under the Plan.

2.2.3 **Employees who may, from time to time, be transferred to other companies within the SIA Group or the SIAEC Group or to SIA's or SIAEC's associated companies.**

2.2.3.1 Eligible Employees may, from time to time, be transferred to other companies within the SIA Group or the SIAEC Group or to SIA's or SIAEC's associated companies.

2.2.3.2 Under the current rules of the Plan, where an employee (the "Transferred Employee") who holds options under the Plan (the "Transferred Employee Options") is transferred to another company which is not the Company or a Subsidiary (as defined in the Plan), the Transferred Employee ceases to be employed by the Company or its Subsidiaries. The Transferred Employee Options shall, to the extent unexercised, immediately lapse unless the cessation of employment is approved by the Committee, whereupon they can be exercisable up to the expiration of the applicable exercise period or the period of five years from the date of the cessation of employment of the Transferred Employee, whichever is the earlier.

2.2.3.3 Options granted under the Plan have an initial lifespan of ten years from their date of grant. Under the current rules of the Plan, the transfer of employment of the Transferred Employees and the resultant cessation of their employment with the Company or its Subsidiaries (even with the approval by the Committee) will result in a shortened exercise period for the Transferred Employee Options. The Transferred Employees would have had the benefit of a ten year exercise period for their Transferred Employee Options had they not been required to transfer their employment, which would have given them more flexibility over the exercise of their Transferred Employee Options.

2.2.3.4 As such, the Directors have proposed that the Plan be amended so that the initial exercise periods of Transferred Employee Options held by employees who are transferred from the Company or the Subsidiaries, to companies in the SIA Group or the SIAEC Group (other than the Company or the Subsidiaries), and thereafter within the SIA Group or the SIAEC Group, be automatically preserved. However, the initial exercise periods of Transferred Employee Options held by employees who are transferred for the first time to SIA's or SIAEC's associated companies will be preserved only upon the written approval of the Committee. After such written approval of the Committee has been given, any subsequent transfers of such employees to any company in the SIA Group or the SIAEC Group, or any associated companies of SIA or of SIAEC, will not affect the initial exercise periods of the Transferred Employee Options. A distinction is drawn between SIA and SIA's subsidiaries and SIAEC's subsidiaries on the one hand, and SIA's and SIAEC's associated companies on the other hand, as the latter companies are not controlled by SIA or SIAEC (as the case may be). An exception is made in the case of transfers of employment to SIA or SIA's subsidiaries or associated companies after the Company ceases to be a subsidiary of SIA; in such a case, the exercise periods of Transferred Employee Options may be accelerated at the discretion of the Committee. The Committee therefore will have the discretion to make the appropriate decision that will best serve the interests of the Company on a case by case basis. These proposed modifications only affect existing Transferred Employee Options. Only Transferred Employees who are transferred to SIAEC or the Subsidiaries will continue to be eligible for new grants of options under the Plan. Transferred Employees who are transferred to SIA or to subsidiaries (excluding SIAEC or the Subsidiaries) or associated companies of SIAEC or SIA will not be eligible for the grant of new options under the Plan.

2.2.3.5 In addition, for the avoidance of doubt, the Directors have also proposed that in the event that the Subsidiary in which an employee is employed, or the subsidiary or associated company to which a Transferred Employee has been transferred (and been permitted to retain the initial exercise period of his options in connection with the transfer), is subsequently wholly or partially disposed of so that it may no longer be a subsidiary or associated company of the Company or SIA, the applicable exercise period for that employee's options should still be preserved. As such disposal is an unforeseeable event outside the control of the individual employee, the employee should not be prejudiced by such disposal by having his existing options lapse or their exercise period affected.

2.2.3.6 These proposals will ensure that any organisational or other changes undertaken by the SIA Group and SIA's associated companies, or the SIAEC Group and SIAEC's associated companies (as the case may be) in the future, which are beyond the control of participants, would not operate unfairly against participants. These changes would allow the Transferred Employees an opportunity to continue to enjoy the benefits of the Plan. This would be in furtherance of the objective of the Plan as described in paragraph 2.1.2 and be beneficial to the Company and the Shareholders in that options granted under the Plan will continue to be effective incentives for employees, even if employees are affected by organisational or other changes undertaken by the SIA Group or the SIAEC Group (as the case may be), and this will also facilitate better deployment of staff with relevant skills within the SIA Group and the SIAEC Group.

2.2.4 Enlarging the pool of participants

2.2.4.1 The Directors have proposed to modify the eligibility criteria of the Plan such that all references to full-time or permanent part-time employees of the Company and the Subsidiaries be removed. This would enlarge the pool of participants for the Plan, as all employees of the Company and the Subsidiaries, including full-time and part-time employees, would be eligible to participate in the Plan, as long as the other eligibility criteria (for example, the length of service) are also satisfied.

2.2.4.2 These modifications acknowledge the role that each and every employee, whether employed on a full-time or part-time basis, plays in the success of the SIAEC Group. They also facilitate flexibility in the conditions of employment that the Company can offer in order to attract the best employees for each position. Enlarging the pool of participants to include all employees of the Company and the Subsidiaries would thus allow options to be used more effectively as a tool to attract, retain, and reward employees.

2.2.5 Grant of Options

2.2.5.1 Currently, Rule 6.1 of the Plan provides that the Committee may grant options at any time, provided that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, options may only be granted on or after the eighth Market Day from the date on which the aforesaid announcement is released.

2.2.5.2 It is proposed that the earliest date on which options may be granted be shortened from the eighth Market Day to the second Market Day from the date such announcement is released. This change will mean that the Company need not be subject to unnecessary delay in granting options under the Plan and would thus give the Company increased flexibility in the timing of the grant of options.

2.2.5.3 From time to time, the Company may introduce new grades of employment for the employees and such grades may either be in substitution for the existing grades of employment or be in addition to the existing grades of employment. Provided that such new grade is not higher than the designation of Grade I (in the case of Senior Executives) or Administrative Officers (in the case of Employees), it is proposed that the Committee be given a discretion to determine the number of shares that may be offered under the grant of options such that the maximum number of shares does not exceed the number offered to a Senior Executive or Employee (as the case may be) of the next higher rank of appointment as described in paragraph 2 of Appendix A or Appendix B of the modified and restated SIAEC Employee Share Option Plan

(as the case may be). This modification would mean that the Company would not be hindered in the grant of options under the Plan to all eligible employees, even if internal reorganisation is undertaken and would thus give the Company increased flexibility in the grant of options, and again, also facilitate flexibility in the conditions of employment that the Company can offer in order to attract the best employees for each position.

2.2.6 Administration of the Scheme

2.2.6.1 The current rules of the Plan provide that the Plan be administered by the Committee known as the Senior Officers Remuneration Committee, a committee of Directors comprising three Directors duly authorised and appointed by the Directors to administer the Plan, of which at least two Directors shall not be Executive Directors.

2.2.6.2 From time to time, the name and composition of the committee administering the Plan may change. As such, it is proposed that the definition of "Committee" under the Plan be amended as described in Appendix 1 of this Circular, so as to eliminate the administrative inconvenience that would arise in the event that the name or composition of the committee administering the Plan is changed.

3. THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

3.1 Chapter 9A of the Listing Manual

3.1.1 Under Chapter 9A of the Listing Manual (the "Listing Manual") of the SGX-ST, where a listed issuer or any of its subsidiaries or target associated companies (other than a subsidiary or target associated company that is listed on a foreign stock exchange) proposes to enter into a transaction (an "Interested Person Transaction") with the listed company's interested persons (the "Interested Persons"), shareholders' approval and/or an immediate announcement is required in respect of the transaction if the value of the transaction is equal to or exceeds certain financial thresholds.

3.1.2 The financial thresholds and the consequences of reaching such thresholds as set out in Chapter 9A are as follows:-

(a) where the value of an Interested Person Transaction is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer and is below 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement to SGX-ST is required (any transaction value less than 3% of the latest audited net tangible assets of the listed issuer does not require any announcement or shareholders' approval except as stated in (c) and (d) below);

(b) where the value of an Interested Person Transaction is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement and shareholders' approval is required;

(c) where the aggregate value of all Interested Person Transactions which are less than 3% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer at any time during that financial year, the latest Interested Person Transaction and all future Interested Person Transactions entered into with that Interested Person during that financial year must be announced immediately;

(d) where the aggregate value of all Interested Person Transactions which are equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer but are less than 5% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement must be made and shareholders' approval must be obtained in respect of the latest and all future Interested Person Transactions entered into with that Interested Person during that financial year; and

(e) aggregation only applies to Interested Person Transactions of value equal to or exceeding S$100,000.

3.1.3 Under Chapter 9A of the Listing Manual, the Company may seek a shareholders' mandate for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as supplies and materials, which may be carried out with Interested Persons, but not for the purchase or sale of assets (except if such purchase or sale is in the ordinary course of business), undertakings or businesses.

3.2 The Shareholders' Mandate for Interested Person Transactions

3.2.1 In connection with the initial public offering of shares by the Company last year, the Company adopted the IPT Mandate relating to certain Interested Person Transactions to be entered into with persons who are considered "Interested Persons", as defined in Chapter 9A of the Listing Manual.

3.2.2 The IPT Mandate described the review procedures for Interested Person Transactions which were monitored as follows:-

(a) transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by a senior member of SIAEC's management designated for such purpose by the CEO;

(b) transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by the CEO;

(c) transactions equal to or exceeding S$30 million in value shall be reviewed and approved by the Board and by the Audit Committee;

(d) where the aggregate value of all transactions with the same Interested Person in the current financial year is equal to or exceeds S$3 million, the latest and all future transactions equal to or above S$100,000 but below S$3 million will be reviewed and approved by the CEO; and

(e) where the aggregate value of all transactions with the same Interested Person in the current financial year is equal to or exceeds S$30 million, the latest and all future transactions equal to or above S$3 million but below S$30 million will be reviewed and approved by the Board and by the Audit Committee.

3.2.3 The current scope of the IPT Mandate is related to the following activities:-

(a) repair, modification, maintenance, servicing, overhaul and other engineering and technical services relating to aircraft, aircraft engines, equipment, parts and components;

(b) sale and purchase of aircraft, aircraft engines, aircraft spares, parts and components, electronic and electrical engineering equipment;

(c) charter and/or lease of aircraft, aircraft engines, equipment, parts and components;

(d) security services;

(e) obtaining and/or lease of computer equipment, computer maintenance services and systems, computer software programmes and other equipment, goods and services;

(f) rental of space, both as lessor and lessee, and the provision of building maintenance services, lease and development of property for investment purposes;

(g) provision of management, support and other related services;

(h) the obtaining of insurances and the underwriting of risks; and

(i) any other transaction relating to the provision of or obtaining from Interested Persons products and services related to the Company's principal and ancillary activities in the normal course of its businesses and on normal commercial terms.

3.3 Proposed Modifications to the existing IPT Mandate

3.3.1 The proposed modifications to the existing IPT Mandate are intended to achieve the following objectives:-

(a) to rationalise the review procedures for Interested Person Transactions; and

(b) to describe in greater detail and clarify the types and scope of Interested Person Transactions covered by the IPT Mandate.

3.3.2 *It is proposed that the review procedures be altered as follows (the modifications are highlighted in bold):-*

(a) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by the a senior member of the Company's management designated for such purpose by the CEO;

(b) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by the CEO;

(c) Interested Person Transactions equal to or exceeding S$30 million in value shall be reviewed and approved by the Audit Committee and the Board;

(d) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million will be reviewed and approved by the CEO; and

(e) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 will be reviewed and approved by the Board and the Audit Committee.

The review procedure also makes clear that individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account for the purposes of the aggregation procedures.

3.3.3 The rationale for these changes to the review procedures is to ensure that the review procedures are comprehensive and cover all possible permutations in terms of aggregation of Interested Person Transactions with the same Interested Person.

3.3.4 It is proposed that the scope of the IPT Mandate be altered as follows (the modifications are highlighted in bold):-

(a) repair, modification, maintenance, servicing, overhaul and other engineering and technical services relating to aircraft, aircraft engines, equipment, parts and components;

(b) sale and purchase of aircraft, aircraft engines, aircraft **and/or engine** spares, parts and components, electronic and electrical engineering equipment;

(c) charter and/or lease of aircraft, aircraft engines, equipment, parts and components;

(d) security services;

(e) obtaining and/or lease of computer equipment, **provision of** computer maintenance services and systems, **development, licensing and acquisition of** computer software programmes and other **information technology-related** equipment, goods and services;

(f) rental **and licensing** of space, both as **lessor/lessee and licensor/licensee**, and the provision of building maintenance services, lease and development of property for investment purposes;

(g) **provision of central purchasing, financial and treasury support (including borrowing of funds from and placement of funds with Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;**

(h) the obtaining of insurances and the underwriting of risks; and

(i) any other transaction relating to the provision of or obtaining from **or through,** Interested Persons, **or the joint transaction with Interested Persons for** products and services related to the **SIAEC IPT Group**'s principal and ancillary activities in the normal course of its businesses and on normal commercial terms.

3.3.5 The rationale for these changes to the scope of the IPT Mandate is to elaborate in greater detail and further clarify the types of Interested Person Transactions that the SIAEC IPT Group is mandated to enter into. The changes take into account the Company's current business and potential growth areas. They also provide for the centralisation of certain functions, which have the benefit of greater economies of scale, improved ability to negotiate better terms with financial institutions and other third parties, and savings in terms of reduced overheads.

3.3.6 The IPT Mandate, as modified, and the rationale for the same are restated and set out in Appendix 3. The Audit Committee has reviewed the terms of the IPT Mandate, as modified, and the statements of the Audit Committee are set out in paragraph 2.6 of Appendix 3.

4. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of Directors in the Ordinary Shares of the Company as recorded in the Register of Directors' Shareholdings pursuant to Section 164 of the Act are as follows:-

Name	**Direct Interests**		**Indirect Interests** (1)		**Total Interests**	
	No. of Shares	% (2)	No. of Shares	% (2)	No. of Shares	% (2)
Ordinary Shares						
Cheong Choong Kong	58,000	0.0058	3,000	0.0003	61,000	0.0061
Chew Leng Seng	18,000	0.0018	—	—	18,000	0.0018
Bey Soo Khiang	13,000	0.0013	—	—	13,000	0.0013
N Varapasad	10,000	0.0010	—	—	10,000	0.0010
Wong Ngit Liong	13,000	0.0013	—	—	13,000	0.0013
Thio Su Mien	13,000	0.0013	—	—	13,000	0.0013
Maurice de Vaz	13,000	0.0013	—	—	13,000	0.0013
Wong Nang Jang	13,000	0.0013	—	—	13,000	0.0013

Options to subscribe for Ordinary Shares

Chew Leng Seng	380,000	0.0380	—	—	380,000	0.0380

Notes:-

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Act.

(2) Based on the total issued and paid-up capital of 1,000,000,000 Ordinary Shares.

5. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of the substantial shareholders of the Company (that is, persons whose interests in the Company's issued share capital are equal to or more than 5 per cent.) as recorded in the Register of Substantial Shareholders pursuant to Section 88 of the Act, are as follows:-

Name	Direct Interests		Indirect Interests (1)	
	No. of Shares	%(2)	No of Shares	% (2)
SIA	870,000,000	87.00	—	—
Temasek	—	—	872,770,000	87.28

Notes:-

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Act.

(2) Based on the total issued and paid-up capital of 1,000,000,000 Ordinary Shares.

6. DIRECTORS' RECOMMENDATION

The Directors are of the opinion that the proposed modifications to the SIAEC Employee Share Option Plan and the proposed modifications to, and the renewal of, the IPT Mandate are in the best interests of the Company. Accordingly, the Directors recommend that Shareholders vote in favour of Ordinary Resolution 1 relating to the proposed modifications to the SIAEC Employee Share Option Plan and, as the IPT Mandate applies to transactions between the Company and the SIA Group, all the Directors (save for Cheong Choong Kong, who is the Deputy Chairman and Chief Executive Officer of SIA and Bey Soo Khiang and Maurice de Vaz, who are Senior Executives of SIA) recommend that Shareholders vote in favour of Ordinary Resolution 2 relating to the proposed modifications to, and the renewal of, the IPT Mandate to be proposed at the forthcoming EGM.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 54 and 55 of this Circular will be held on 7 July 2001, at Ballroom I & II 6th Floor – South Tower, Mandarin Hotel, 333 Orchard Road, Singapore 238867 at 9.30 am or soon after the conclusion of the Annual General Meeting to be held at 9.00 am on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, Ordinary Resolutions 1 and 2 set out in the Notice of EGM on pages 54 and 55 of this Circular.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

If a Shareholder is eligible to participate in the SIAEC Employee Share Option Plan, he should abstain from voting at the EGM in respect of all resolutions in respect of the SIAEC Employee Share Option Plan. He should also not accept nominations to act as proxy, corporate representative or attorney unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of each relevant resolution.

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach Robinson Road Post Office, P.O. Box 314, Singapore 900614, not later than 9.30 am on 5 July 2001. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) up to and including the date of the EGM of the Company:-

(a) the Memorandum and Articles of Association of the Company;

(b) the audited accounts of the Company and its subsidiaries for the financial year ended 31 March 2001; and

(c) the SIAEC Employee Share Option Plan.

Yours faithfully

Cheong Choong Kong
Chairman
SIA Engineering Company Limited

PROPOSED MODIFICATIONS TO THE SIAEC EMPLOYEE SHARE OPTION PLAN

The proposed modifications to the SIAEC Employee Share Option Plan are set out below. For ease of reference, the full text of the relevant Rules of the Plan which are proposed to be modified have been reproduced.

1. Rule 2 - Definitions

Certain definitions in the existing Rule 2

"Committee"	*The Senior Officers Remuneration Committee, a committee of Directors comprising three Directors duly authorised and appointed by the Directors to administer the Plan, of which at least two Directors shall not be Executive Directors*
"Employee"	*Any full-time or permanent part-time employee of the Group, other than a Senior Executive, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix B*
"Group"	*The Company and the Subsidiaries*
"Ordinary Shares"	*Ordinary shares of $0.10 each in the capital of the Company*
"Senior Executive"	*Any full-time employee of the Group of the rank of or equivalent to Deputy Manager and above, including Executive Directors, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix A*
"Subsidiaries"	*SIAEC's wholly-owned subsidiaries as at the Adoption Date other than any subsidiary whose shares may be listed on a recognised stock exchange after the Adoption Date*

Proposed Modification to Rule 2

By deleting the definition of "Group" in its entirety and inserting the definition of "SIAEC ESOP Group" after the definition of "SIA Group" and by replacing the term "Group" with "SIAEC ESOP Group" throughout the Plan:-

"SIAEC ESOP Group"	The Company and the Subsidiaries

By inserting the definition of "associated company" after the definition of "Appendix B":-

"associated company"	In relation to SIA or SIAEC (as the case may be), means a company, not being a subsidiary of SIA or SIAEC (as the case may be), in which (a) the SIA Group or the SIAEC Group (as the case may be) has a long term interest of not less than 20% in the equity and in whose financial and operating policy decisions the SIA Group or the SIAEC Group (as the case may be) exercises significant influence; or (b) the SIA Group or the SIAEC Group (as the case may be) has a long term interest of not more than 50% in the equity and has joint control of the company's commercial and financial affairs

By inserting the definitions of "SIA" and "SIA Group" after the definition of "Senior Executive Share Option Scheme":-

"SIA"	Singapore Airlines Limited

"SIA Group"	SIA and its subsidiaries
"SIAEC Group"	SIAEC and its subsidiaries (including the Subsidiaries)

By deleting the definition of "Committee" in its entirety and substituting therefor the following:-

"Committee"	A committee of Directors duly authorised and appointed by the Directors to administer the Plan

By deleting the definition of "Employee" in its entirety and substituting therefor the following:-

"Employee"	Any employee of the SIAEC ESOP Group, other than a Senior Executive, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix B

By deleting the definition of "Ordinary Shares" in its entirety and substituting therefor the following:-

"Ordinary Shares" or *"Shares"*	Ordinary shares of $0.10 each in the capital of the Company

By deleting the definition of "Senior Executive" in its entirety and substituting therefor the following:-

"Senior Executive"	Any employee of the SIAEC ESOP Group of the rank of or equivalent to Deputy Manager and above, including Executive Directors, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix A

By deleting the definition of "Subsidiaries" in its entirety and substituting therefor the following:-

"Subsidiaries"	SIAEC's wholly-owned subsidiaries (as defined in the Act) other than any subsidiaries whose shares may be listed on a recognised stock exchange

2. Rule 6 – Grant of Options

Existing Rule 6

6.1 The Committee may, subject as provided in Rule 11, grant Options at any time, provided that IPO Options may be granted on or prior to the Listing Date and, provided further, that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the eighth Market Day from the date on which the aforesaid announcement is released.

6.2 The Letter of Offer to grant an Option shall be in or substantially in the form set out in Annexe IA (in relation to an IPO Option) and in the form set out in Annexe IB (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine.

6.3 An Option shall be personal to the person to whom it is offered and shall not be transferred (other than to a Participant's personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, unless with the prior approval of the Committee.

6.4 The grant of an Option shall be accepted by the Grantee within thirty (30) days from the Date of Grant of that Option and, in any event, not later than 5.00 p.m. on the thirtieth (30th) day from such Date of Grant by completing, signing and returning the Acceptance Form in or substantially in the form set out in Annexe IIA (in relation to an IPO Option) and in the form set out in Annexe IIB (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine, accompanied by payment of $1.00 as consideration.

6.5 *Unless the Committee determines otherwise, an Option shall automatically lapse and become null, void and of no effect and shall not be capable of acceptance if:-*

(a) *it is not accepted in the manner as provided in Rule 6.4; or*

(b) *the Grantee dies prior to his acceptance of the Option; or*

(c) *the Grantee is adjudicated a bankrupt or enters into composition with his creditors prior to his acceptance of the Option; or*

(d) *the Grantee ceases to be in the employment of the Group for any reason whatsoever prior to his acceptance of the Option; or*

(e) *the Company is liquidated or wound-up prior to the Grantee's acceptance of the Option.*

Proposed modification to Rule 6

By deleting Rule 6.1 in its entirety and substituting therefor the following:-

6.1 The Committee may, subject as provided in Rule 11, grant Options at any time, provided that IPO Options may be granted on or prior to the Listing Date and, provided further, that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the second Market Day from the date on which the aforesaid announcement is released.

3. Rule 8 – Exercise Period and Lapse of Rights to Exercise Options

Existing Rule 8

8.1 *Options granted may be exercised in whole or in part during a period commencing on the first anniversary of the Date of Grant and expiring on the tenth anniversary of such Date of Grant subject to the vesting conditions / schedule set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and subject to any other conditions as may be introduced by the Committee from time to time.*

8.2 *In the event of an Option being exercised in part only, the balance of the Option not thereby exercised shall continue to be exercisable in accordance with the Plan until such time as it shall lapse in accordance with the Plan.*

8.3 *An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:-*

(a) *subject to Rules 8.4, and 8.5, upon the Participant ceasing to be in the employment of the Group for any reason whatsoever; or*

(b) *upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or*

(c) *in the event of misconduct on the part of the Participant as determined by the Committee in its discretion.*

8.4 *If a Participant:-*

(a) *retires; or*

(b) *ceases to be employed by the Company or any of the Subsidiaries by reason of i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death; ii) redundancy; or iii) any other reason approved in writing by the Committee,*

and at the date of his retirement or cessation of employment holds unexercised Options, such Options shall continue to be exercisable by him up to the expiration of the applicable Exercise Period or the period of five (5) years from the date of his retirement or cessation of employment, as the case may be, whichever is earlier.

For the purpose of this Rule 8.4, if a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of i) the Participant's acceptance of any golden handshake or early release scheme or ii) in the case of an expatriate employee who is employed on a fixed term contract, on the Participant's attaining his retirement age and completion of the fixed term contract; he shall be deemed to have retired and may accordingly exercise unexercised Options in accordance with this Rule 8.4.

8.5 If a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of his completion of a fixed term contract (other than a final fixed term contract) and at the date of his cessation of employment holds unexercised Options, such Options shall immediately vest and be exercisable by him from the date of his cessation of employment to the date falling one (1) year from the date of cessation of his employment.

8.6 For the purpose of Rule 8, a Participant shall be deemed to have ceased to be employed by the Group as of the last day of his employment with the Group.

Proposed Modification to Rule 8

By deleting Rule 8.3 in its entirety and substituting therefor the following:-

8.3 An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:-

(a) subject to Rules 8.4, 8.5 and 8.6, upon the Participant ceasing to be in the employment of the SIAEC ESOP Group for any reason whatsoever; or

(b) upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or

(c) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion.

By deleting Rule 8.4 in its entirety and substituting therefor the following:-

8.4 If a Participant:-

(a) retires; or

(b) ceases to be employed by the Company or any of the Subsidiaries by reason of i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death; ii) redundancy; or iii) any other reason approved in writing by the Committee,

and at the date of his retirement or cessation of employment holds unexercised Options, such Options shall continue to be exercisable by him up to the expiration of the applicable Exercise Period or the period of five (5) years from the date of his retirement or cessation of employment, as the case may be, whichever is earlier.

For the purpose of this Rule 8.4, if a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of i) the Participant's acceptance of any golden handshake or early release scheme or ii) in the case of an expatriate employee who is employed on a fixed term contract, on the Participant's attaining his retirement age and completion of the fixed term contract; he shall be deemed to have retired and may accordingly exercise unexercised Options in accordance with this Rule 8.4.

By deleting Rule 8.5 in its entirety and substituting therefor the following:-

8.5 If a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of his completion of a fixed term contract (other than a final fixed term contract) and at the date of his cessation of employment holds unexercised Options, such Options shall immediately vest and be exercisable by him from the date of his cessation of employment to the date falling one (1) year from the date of cessation of his employment.

By deleting Rule 8.6 in its entirety and substituting therefor the following:-

8.6 *In the event that:-*

(a) Transfer to SIA/SIA's subsidiaries/the Company's other subsidiaries

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to SIA, a subsidiary of SIA or a subsidiary of the Company which is not a Subsidiary, then, subject to Rule 8.6(e), the cessation of *employment shall not operate to prejudice his right to exercise such unexercised* Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(b) Transfer to associated companies of SIA/the Company

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to any of SIA's associated companies or any of the Company's associated companies and such reason for cessation of employment is approved in writing by the Committee, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(c) Subsequent transfers of employment

following a transfer of employment by a Participant to a subsidiary or associated company (as the case may be) as described in Rule 8.6(a) and (b), the Participant's employment is subsequently transferred (from time to time) to any of the companies in the SIA Group or any associated companies of SIA or any of the companies in the SIAEC Group or any associated companies of the Company, then:-

(i) subject to Rule 8.6(c)(ii) and Rule 8.6(e), any such subsequent transfer(s) of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; and

(ii) subject to Rule 8.6(e), when a Participant is first transferred to an associated company of either SIA or the Company (following one or more transfer(s) of employment to SIA or any of the subsidiaries of SIA or of the Company), such transfer shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period, if the transfer to the associated company is approved in writing by the Committee; or

(d) Subsequent disposal of subsidiaries/associated companies of SIA/the Company

(i) the Subsidiary in which a Participant is employed; or

(ii) the subsidiary or associated company of SIA or of the Company (as the case may be) in which a Participant is employed following transfer(s) of employment by that Participant as described in Rules 8.6(a), (b) and/or (c),

is subsequently wholly or partially disposed of, such disposal shall not operate to prejudice a Participant's right to exercise unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the expiration of the applicable Exercise Period; or

(e) Where the Company ceases to be a subsidiary of SIA

the Company ceases to be a subsidiary of SIA, then, notwithstanding Rule 8.6(a), (b) and (c), if a Participant's employment is subsequently transferred to any company within the SIA Group or any of SIA's associated companies (which for the avoidance of doubt shall exclude the Company or any of its subsidiaries or associated companies), the Committee shall have the absolute discretion to decide the period (not exceeding any applicable Exercise Period) during which the Participant shall be entitled to exercise his unexercised Options.

For the avoidance of any doubt the provisions of this Rule 8.6 are only intended to apply to determine the entitlement of a Participant to his unexercised Options, when his employment is transferred, or the company in which he is employed is the subject of a disposal, as described in this Rule 8.6, and the provisions of Rules 8.3, 8.4 and 8.5 shall continue to apply to such a Participant as if the company that he was employed in were the Company or any of its Subsidiaries as referred to in those Rules.

By inclusion of a new Rule 8.7 as follows:

8.7 For the purpose of Rule 8, a Participant shall be deemed to have ceased to be employed by a company in the SIA Group, any of SIA's associated companies, the SIAEC Group or any of the Company's associated companies (as the case may be) as of the last day of his employment with such company.

4. Appendix A – Senior Executive Share Option Scheme

Existing Appendix A

1. ELIGIBILITY

Full-time Senior Executives, unless they are also substantial shareholders of the Company (as defined in the Companies Act), who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least two years prior to the Date of Grant shall be eligible to participate in the Senior Executive Share Option Scheme at the absolute discretion of the Committee.

The Committee shall have the discretion to waive the eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	***Maximum number of Ordinary Shares for each financial year****
I	380,000
II	160,000
III	108,000
IV	27,200
V	21,600
VI	10,800

* *allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value*

3. VESTING

Options granted to Senior Executives are subject to the following vesting schedule:-

(i) 25% of the total amount of the grant on the first anniversary of the Date of Grant;

(ii) 25% of the total amount of the grant on the second anniversary of the Date of Grant;

(iii) 25% of the total amount of the grant on the third anniversary of the Date of Grant; and

(iv) 25% of the total amount of the grant on the fourth anniversary of the Date of Grant.

<u>Proposed Modifications to Appendix A</u>

By deleting Appendix A in its entirety and substituting therefor the following:-

1. ELIGIBILITY

Senior Executives, unless they are also substantial shareholders of the Company (as defined in the Companies Act), who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least two years prior to the Date of Grant shall be eligible to participate in the Senior Executive Share Option Scheme at the absolute discretion of the Committee.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	Maximum number of Plan Shares for each financial year*
I	380,000
II	160,000
III	108,000
IV	27,200
V	21,600
VI	10,800

* allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value

In the event that new grades of employment are introduced by the Company for the Senior Executives (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than Grade I, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to a Senior Executive appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to a Senior Executive holding the next highest grade of appointment.

3. VESTING

Options granted to Senior Executives are subject to the following vesting schedule:-

(i) 25% of the total amount of the grant on the first anniversary of the Date of Grant;

(ii) 25% of the total amount of the grant on the second anniversary of the Date of Grant;

(iii) 25% of the total amount of the grant on the third anniversary of the Date of Grant; and

(iv) 25% of the total amount of the grant on the fourth anniversary of the Date of Grant.

5. Appendix B – Employee Share Option Scheme

Existing Appendix B

1. ELIGIBILITY

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act), shall be eligible to participate in the Employee Share Option Scheme at the absolute discretion of the Senior Officers Remuneration Committee:-

(a) full-time or permanent part-time Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least eight years; and

(b) full-time or permanent part-time Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least four years and less than eight years prior to the Date of Grant shall be eligible to a Pre-qualifying Grant once only under the Employee Share Option Scheme.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to an Employee is subject to the following limits for each financial year:-

Grade	***Maximum number of Ordinary Shares for each financial year****
Administrative Officers	6,800
Licensed Engineers	5,600
Supervisor/ Senior Officers	4,400
Others	3,600

* *allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value*

3. VESTING

All grants of options to Employees will vest on the second anniversary of the Date of Grant.

Proposed Modifications to Appendix B

By deleting Appendix B in its entirety and substituting therefor the following:-

1. ELIGIBILITY

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act), shall be eligible to participate in the Employee Share Option Scheme at the absolute discretion of the Committee:-

(a) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least eight years prior to the Date of Grant; and

(b) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least four years and less than eight years prior to the Date of Grant shall be eligible to a pre-qualifying grant once only under the Employee Share Option Scheme.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to an Employee is subject to the following limits for each financial year:-

Grade	**Maximum number of Plan Shares for each financial year***
Administrative Officers	6,800
Licensed Engineers	5,600
Supervisor/ Senior Officers	4,400
Others	3,600

* allocations are based on issued share capital of $100 million of 1 billion shares of $0.10 par value

In the event that new grades of employment are introduced by the Company for the Employees (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than the Administrative Officers Grade, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to an Employee appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to an Employee holding the next highest grade of appointment.

3. VESTING

All grants of options to Employees will vest on the second anniversary of the Date of Grant.

THE MODIFIED AND RESTATED SIAEC EMPLOYEE SHARE OPTION PLAN

RULES OF THE SIAEC EMPLOYEE SHARE OPTION PLAN

1. NAME OF THE PLAN

The Plan shall be called the "SIAEC Employee Share Option Plan" (the "Plan") and shall comprise a scheme for Senior Executives to be called the "Senior Executive Share Option Scheme" and a scheme for other employees to be called the "Employee Share Option Scheme".

2. DEFINITIONS

2.1 In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:-

"Act"	The Companies Act, Chapter 50 of Singapore
"Adoption Date"	The date on which the Plan is adopted by the shareholders of the Company in a general meeting
"Aggregate Subscription Cost"	The total amount payable for Ordinary Shares which may be acquired on the exercise of an Option
"Appendix A"	The rules attached as Appendix A to the Rules of the Plan which are applicable to Senior Executives only
"Appendix B"	The rules attached as Appendix B to the Rules of the Plan which are applicable to Employees only
"associated company"	In relation to SIA or SIAEC (as the case may be), means a company, not being a subsidiary of SIA or SIAEC (as the case may be), in which (a) the SIA Group or the SIAEC Group (as the case may be) has a long term interest of not less than 20% in the equity and in whose financial and operating policy decisions the SIA Group or the SIAEC Group (as the case may be) exercises significant influence; or (b) the SIA Group or the SIAEC Group (as the case may be) has a long term interest of not more than 50% in the equity and has joint control of the company's commercial and financial affairs
"Auditors"	The auditors of the Company for the time being
"CDP"	The Central Depository (Pte) Limited
"CPF"	Central Provident Fund
"Committee"	A committee of Directors duly authorised and appointed by the Directors to administer the Plan
"Company" or "SIAEC"	SIA Engineering Company Limited, a company incorporated in the Republic of Singapore
"Date of Grant"	The relevant date on which an Option is granted pursuant to Rule 6
"Director"	A director for the time being of the Company

"Employee"	Any employee of the SIAEC ESOP Group, other than a Senior Executive, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix B
"Employee Share Option Scheme"	The share option scheme for Employees
"Executive Director"	A Director who is a Senior Executive
"Exercise Period"	The period for the exercise of an Option being a period commencing after the first anniversary of the Date of Grant and expiring on the tenth anniversary of such Date of Grant, subject to Rules 7 and 8
"Exercise Price"	The price at which a Participant shall subscribe for each Ordinary Share upon the exercise of an Option which shall be the price as determined in accordance with Rule 5
"Grantee"	The person to whom an offer of an Option is made
"IPO"	The initial public offering of the Shares by the Company
"IPO Option"	The right to subscribe for Shares granted pursuant to the Plan at Listing Date and for the time being subsisting, and in respect of which the Exercise Price is determined in accordance with Rule 5.2
"Listing Date"	The date of admission of the Company to the Official List of the SGX-ST
"Market Day"	A day on which the Stock Exchange is open for trading of securities
"Market Price Option" or "Non-IPO Option"	The right to subscribe for Shares granted pursuant to the Plan after the Listing Date and in respect of which the Exercise Price is determined in accordance with Rule 5.1
"Offering Date"	The Date on which the offer of the grant of an Option is made pursuant to Rule 6.1
"Option"	A Market Price Option or an IPO Option, as the case may be
"Ordinary Shares" or "Shares"	Ordinary shares of $0.10 each in the capital of the Company
"Participant"	The holder of an Option
"Plan"	The SIA Engineering Company Limited Share Option Plan, to be known as the "SIAEC Employee Share Option Plan" as modified or altered from time to time
"Plan Shares "	Shares issued under the Plan
"Senior Executive"	Any employee of the SIAEC ESOP Group of the rank of or equivalent to Deputy Manager and above, including Executive Directors, selected by the Committee to participate in the Plan in accordance with paragraph 1 of Appendix A
"Senior Executive Share Option Scheme"	The share option scheme for Senior Employees

"SIA"	Singapore Airlines Limited
"SIA Group"	SIA and its subsidiaries
"SIAEC ESOP Group"	The Company and the Subsidiaries
"SIAEC Group"	SIAEC and its subsidiaries (including the Subsidiaries)
"Stock Exchange" or "SGX-ST"	Singapore Exchange Securities Trading Limited
"Subsidiaries"	SIAEC's wholly-owned subsidiaries (as defined in the Act) other than any subsidiaries whose shares may be listed on a recognised stock exchange
"$"	Singapore dollar

2.2 Words importing the singular number shall, where applicable, include the plural number and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.3 Any reference to a time of a day in the Plan is a reference to Singapore time.

2.4 Any reference in the Plan to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and used in the Plan shall have the meaning assigned to it under the Act.

3. ELIGIBILITY OF PARTICIPANTS

3.1 The eligibility criteria for Senior Executives are set out in Appendix A and the eligibility criteria for Employees are set out in Appendix B.

3.2 Participants in the Plan shall not, save with the prior approval of the Committee in its absolute discretion, be eligible to participate in other share option schemes implemented by the Company or the Subsidiaries.

3.3 Senior Executives and Employees of a Subsidiary who are eligible and selected by the Committee to participate in the Plan shall cease to be eligible to participate in the Plan if the Subsidiary which employed them becomes a public listed company. Such Senior Executives and Employees shall be eligible to participate in any share option scheme that may be implemented by the listed Subsidiary.

4. MAXIMUM LIMITS ON OPTIONS

(a) The number of Plan Shares to be offered to a Participant in accordance with the Plan shall be determined by the Committee at its absolute discretion after taking into account the Participant's performance and such other general criteria as the Committee may consider appropriate, subject to the limits set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and to any adjustment which may be made under Rule 10.

(b) The Committee may offer IPO Options in conjunction with the listing of the Company on the SGX-ST, provided that the aggregate number of Shares which may be offered through IPO Options shall not exceed ten (10) per cent. of the total number of Shares available under the Plan.

5. EXERCISE PRICE

5.1 Subject to any adjustment pursuant to Rule 10, the Exercise Price to be paid for each Ordinary Share on exercise of an Option shall be the price which is the average of the last dealt prices for the Ordinary Shares, as determined by reference to the daily official list or any other publication published by the Stock Exchange for the five (5) consecutive Market Days immediately preceding the Date of Grant of that Option.

5.2 The Exercise Price for each Share in respect of which an IPO Option is exercisable shall be fixed by the Committee at a price equal to the price at which the Shares are offered to the public pursuant to the IPO (the "IPO Price").

5.3 The Exercise Price shall in no event be less than the nominal value of the Ordinary Share.

6. GRANT OF OPTIONS

6.1 The Committee may, subject as provided in Rule 11, grant Options at any time, provided that IPO Options may be granted on or prior to the Listing Date and, provided further, that in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, Options may only be granted on or after the second Market Day from the date on which the aforesaid announcement is released.

6.2 The Letter of Offer to grant an Option shall be in or substantially in the form set out in Annexe IA (in relation to an IPO Option) and in the form set out in Annexe IB (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine.

6.3 An Option shall be personal to the person to whom it is offered and shall not be transferred (other than to a Participant's personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, unless with the prior approval of the Committee.

6.4 The grant of an Option shall be accepted by the Grantee within thirty (30) days from the Date of Grant of that Option and, in any event, not later than 5.00 p.m. on the thirtieth (30th) day from such Date of Grant by completing, signing and returning the Acceptance Form in or substantially in the form set out in Annexe IIA (in relation to an IPO Option) and in the form set out in Annexe IIB (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine, accompanied by payment of $1.00 as consideration.

6.5 Unless the Committee determines otherwise, an Option shall automatically lapse and become null, void and of no effect and shall not be capable of acceptance if:-

(a) it is not accepted in the manner as provided in Rule 6.4; or

(b) the Grantee dies prior to his acceptance of the Option; or

(c) the Grantee is adjudicated a bankrupt or enters into composition with his creditors prior to his acceptance of the Option; or

(d) the Grantee ceases to be in the employment of the SIAEC ESOP Group for any reason whatsoever prior to his acceptance of the Option; or

(e) the Company is liquidated or wound-up prior to the Grantee's acceptance of the Option.

7. EXERCISE OF OPTIONS, ALLOTMENT AND LISTING OF ORDINARY SHARES

7.1 Subject to Rule 8.1, an Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in Annexe IIIA (in relation to an IPO Option) and in the form set out in Annexe IIIB (in relation to a Market Price Option), subject to such modification as the Committee may from time to time determine. Such notice must be

accompanied by a remittance for the Aggregate Subscription Cost in respect of the Ordinary Shares for which that Option is exercised and any other documentation the Committee may require. An Option shall be deemed to be exercised upon receipt by the Company of the said notice, duly completed, and the Aggregate Subscription Cost.

7.2 All payments made pursuant to Rule 7.1 shall be made by cheque, cashiers' order, banker's draft or postal order made out in favour of the Company or such other mode of payment as may be acceptable to the Company.

7.3 Subject to such consents or other required actions of any competent authority under any regulations or enactments for the time being in force as may be necessary and subject to compliance with the terms of the Plan and the Memorandum and Articles of Association of the Company, the Company shall, within ten (10) Market Days after the exercise of an Option, allot the relevant Ordinary Shares and despatch to CDP the relevant share certificates by ordinary post or such other mode as the Committee may deem fit.

7.4 The Company shall, as soon as practicable after such allotment, apply to the Stock Exchange (and any other stock exchange on which the Ordinary Shares are quoted or listed) for permission to deal in and for quotation of such Ordinary Shares.

7.5 Ordinary Shares which are allotted on the exercise of an Option by a Participant shall be issued in the name of CDP to the credit of the securities account of that Participant maintained with CDP, the securities sub-account maintained with a Depository Agent or the CPF investment account maintained with a CPF agent bank.

7.6 Ordinary Shares allotted and issued on exercise of an Option shall:-

(a) be subject to all the provisions of the Memorandum and Articles of Association of the Company;

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Ordinary Shares, the Record Date of these existing Ordinary Shares being the date on or after the date on which such an Option was exercised; and

(c) in all other respects rank pari passu with other existing Ordinary Shares then in issue.

"Record Date" means the date fixed by the Company on which at the close of business, shareholders must be registered in order to participate in any dividends, rights, allotments or other distributions.

7.7 The Company shall keep available sufficient unissued Ordinary Shares to satisfy the full exercise of all Options for the time being remaining capable of being exercised.

8. EXERCISE PERIOD AND LAPSE OF RIGHTS TO EXERCISE OPTIONS

8.1 Options granted may be exercised in whole or in part during a period commencing on the first anniversary of the Date of Grant and expiring on the tenth anniversary of such Date of Grant subject to the vesting conditions / schedule set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and subject to any other conditions as may be introduced by the Committee from time to time.

8.2 In the event of an Option being exercised in part only, the balance of the Option not thereby exercised shall continue to be exercisable in accordance with the Plan until such time as it shall lapse in accordance with the Plan.

8.3 An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:-

(a) subject to Rules 8.4, 8.5 and 8.6, upon the Participant ceasing to be~~in~~ the employment of the SIAEC ESOP Group for any reason whatsoever; or

(b) upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or

(c) in the event of misconduct on the part of the Participant as determined by the Committee in its discretion.

8.4 If a Participant:-

(a) retires; or

(b) ceases to be employed by the Company or any of the Subsidiaries by reason of i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death; ii) redundancy; or iii) any other reason approved in writing by the Committee,

and at the date of his retirement or cessation of employment holds unexercised Options, such Options shall continue to be exercisable by him up to the expiration of the applicable Exercise Period or the period of five (5) years from the date of his retirement or cessation of employment, as the case may be, whichever is earlier.

For the purpose of this Rule 8.4, if a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of i) the Participant's acceptance of any golden handshake or early release scheme or ii) in the case of an expatriate employee who is employed on a fixed term contract, on the Participant's attaining his retirement age and completion of the fixed term contract; he shall be deemed to have retired and may accordingly exercise unexercised Options in accordance with this Rule 8.4.

8.5 If a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of his completion of a fixed term contract (other than a final fixed term contract) and at the date of his cessation of employment holds unexercised Options, such Options shall immediately vest and be exercisable by him from the date of his cessation of employment to the date falling one (1) year from the date of cessation of his employment.

8.6 In the event that:-

(a) <u>Transfer to SIA/SIA's subsidiaries/the Company's other subsidiaries</u>

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to SIA, a subsidiary of SIA or a subsidiary of the Company which is not a Subsidiary, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(b) <u>Transfer to associated companies of SIA/the Company</u>

a Participant ceases to be employed by the Company or any of the Subsidiaries by reason of a transfer of employment to any of SIA's associated companies or any of the Company's associated companies and such reason for cessation of employment is approved in writing by the Committee, then, subject to Rule 8.6(e), the cessation of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; or

(c) Subsequent transfers of employment

following a transfer of employment by a Participant to a subsidiary or associated company (as the case may be) as described in Rule 8.6(a) and (b), the Participant's employment is subsequently transferred (from time to time) to any of the companies in the SIA Group or any associated companies of SIA or any of the companies in the SIAEC Group or any associated companies of the Company, then:-

(i) subject to Rule 8.6(c)(ii) and Rule 8.6(e), any such subsequent transfer(s) of employment shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period; and

(ii) subject to Rule 8.6(e), when a Participant is first transferred to an associated company of either SIA or the Company (following one or more transfer(s) of employment to SIA or any of the subsidiaries of SIA or of the Company), such transfer shall not operate to prejudice his right to exercise such unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the applicable Exercise Period, if the transfer to the associated company is approved in writing by the Committee; or

(d) Subsequent disposal of subsidiaries/associated companies of SIA/the Company

(i) the Subsidiary in which a Participant is employed; or

(ii) the subsidiary or associated company of SIA or of the Company (as the case may be) in which a Participant is employed following transfer(s) of employment by that Participant as described in Rules 8.6(a), (b) and/or (c),

is subsequently wholly or partially disposed of, such disposal shall not operate to prejudice a Participant's right to exercise unexercised Options up to the expiration of the applicable Exercise Period or in any way shorten the expiration of the applicable Exercise Period; or

(e) Where the Company ceases to be a subsidiary of SIA

the Company ceases to be a subsidiary of SIA, then, notwithstanding Rule 8.6(a), (b) and (c), if a Participant's employment is subsequently transferred to any company within the SIA Group or any of SIA's associated companies (which for the avoidance of doubt shall exclude the Company or any of its subsidiaries or associated companies), the Committee shall have the absolute discretion to decide the period (not exceeding any applicable Exercise Period) during which the Participant shall be entitled to exercise his unexercised Options.

For the avoidance of any doubt the provisions of this Rule 8.6 are only intended to apply to determine the entitlement of a Participant to his unexercised Options, when his employment is transferred, or the company in which he is employed is the subject of a disposal, as described in this Rule 8.6, and the provisions of Rules 8.3, 8.4 and 8.5 shall continue to apply to such a Participant as if the company that he was employed in were the Company or any of its Subsidiaries as referred to in those Rules.

8.7 For the purpose of Rule 8, a Participant shall be deemed to have ceased to be employed by a company in the SIA Group, any of SIA's associated companies, the SIAEC Group or any of the Company's associated companies (as the case may be) as of the last day of his employment with such company.

9. TAKEOVER AND WINDING UP OF THE COMPANY

9.1 Notwithstanding Rule 8 but subject to Rule 9.5, in the event of a takeover being made for the Ordinary Shares, a Participant shall be entitled to exercise in full or in part ~~any~~ Option held by him and as yet unexercised, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:-

(a) the expiry of six (6) months thereafter, unless prior to the expiry of such six-month period, at the recommendation of the offeror and with the approvals of the Committee and the Stock Exchange, such expiry date is extended to a later date (in either case, being a date falling not later than the expiry of the Exercise Period relating thereto); or

(b) the date of expiry of the Exercise Period relating thereto,

whereupon the Option then remaining unexercised shall lapse.

Provided that if during such period, the offeror becomes entitled or bound to exercise rights of compulsory acquisition under the provisions of the Act and, being entitled to do so, gives notice to the Participants that it intends to exercise such rights on a specified date, the Option shall remain exercisable by the Participant until the expiry of such specified date or the expiry of the Exercise Period relating thereto, whichever is earlier. Any Option not so exercised shall lapse provided that the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall, notwithstanding Rule 8, remain exercisable until the expiry of the Exercise Period relating thereto.

9.2 If under the Act, the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, each Participant shall be entitled, notwithstanding Rule 8 but subject to Rule 9.5, to exercise any Option then held by him during the period commencing on the date upon which the compromise or arrangement is sanctioned by the court and ending either on the expiry of sixty (60) days thereafter or the date upon which the compromise or arrangement becomes effective, whichever is later (but not after the expiry of the Exercise Period relating thereto), whereupon the Option shall lapse and become null and void.

9.3 If an order is made for the winding up of the Company on the basis of its insolvency, all Options, to the extent unexercised, shall lapse and become null and void.

9.4 In the event of a members' solvent voluntary winding up (other than for amalgamation or reconstruction), the Participant shall be entitled, within thirty (30) days of the passing of the resolution of such winding up (but not after the expiry of the Exercise Period relating thereto), to exercise any unexercised Option, after which such unexercised Options shall lapse and become null and void.

9.5 If in connection with the making of a general offer referred to in Rule 9.1 or the scheme referred to in Rule 9.2 or the winding up referred to in Rule 9.4, arrangements are made (which are confirmed in writing by the Auditors, acting only as experts and not as arbitrators, to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Options or the payment of cash or the grant of other options or otherwise, a Participant holding an Option, as yet not exercised, may not, at the discretion of the Committee, be permitted to exercise that Option as provided for in this Rule 9.

9.6 To the extent that an Option is not exercised within the periods referred to in this Rule 9, it shall lapse and become null and void.

10. VARIATION OF CAPITAL

10.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution, or otherwise howsoever) shall take place, then the Committee may determine whether:-

(a) the Exercise Price for the Ordinary Shares, the nominal amount, or number of Ordinary Shares comprised in an Option to the extent unexercised; and/or

(b) the nominal amount, class and/or the maximum number of Ordinary Shares over which Options may be granted under the Plan in any one financial year,

shall be adjusted and, if so, the manner in which such adjustment should be made.

10.2 Notwithstanding the provisions of Rule 10.1:-

(a) no adjustment shall be made if, as a result, the Exercise Price shall fall below the nominal amount of an Ordinary Share;

(b) if adjustment would, but for paragraph (a) above, result in the Exercise Price being less than the nominal amount of an Ordinary Share, the Exercise Price payable shall be the nominal amount of an Ordinary Share; and

(c) any determination by the Committee as to whether to make any adjustment and if so, the manner in which such adjustment should be made, must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

10.3 The issue of securities as consideration for a private placement of Ordinary Shares or as consideration for or in connection with an acquisition of any assets or upon the exercise of any options or conversion of any loan stock or any other securities convertible into shares or subscription rights of any warrants will not be regarded as a circumstance requiring adjustment.

10.4 The cancellation of issued Ordinary Shares purchased by the Company shall not normally be regarded as a circumstance requiring adjustment to the Exercise Price for the Ordinary Shares, the nominal amount, or number of Ordinary Shares comprised in an Option granted. However, the Committee may adjust the number of Ordinary Shares to be allocated to any Participant if the Company's issued share capital is reduced as a result of the cancellation of issued Ordinary Shares purchased by the Company, having regard to the purchases of Ordinary Shares undertaken by the Company from time to time.

10.5 When any adjustment has to be made pursuant to this Rule 10 resulting in a change to the Exercise Price for the Ordinary Shares, the nominal amount, or number of Ordinary Shares comprised in an Option granted, the Company shall notify the Participant (or his duly appointed personal representatives where applicable) in writing and deliver to him (or his duly appointed personal representatives where applicable) a statement setting forth the Exercise Price thereafter in effect and the nominal value or number of Ordinary Shares thereafter to be issued on the exercise of the Option. Any adjustment shall take effect upon such written notification being given.

11. LIMITATION OF THE SIZE OF THE PLAN

The aggregate nominal amount of Ordinary Shares over which the Committee may grant Options on any date, when added to the nominal amount of Ordinary Shares issued and issuable in respect of all Options granted under the Plan, shall not exceed fifteen per cent. (15%) of the issued ordinary share capital of the Company on the day preceding that date.

12. ADMINISTRATION OF THE PLAN

12.1 The Plan shall be administered by the Committee. In accordance with the requirements of the SGX-ST Listing Rules, a member of the Committee who is a Participant shall not participate in any deliberation or decision in respect of Options to be granted to or held by him.

12.2 The terms of reference of the Committee are to, inter alia:-

(a) implement and administer the Plan;

(b) modify and/or amend the Plan from time to time provided that such modifications and amendments are effected in accordance with the provisions of the Plan;

(c) determine the eligibility of individuals for participation in the Plan;

(d) offer and grant Options in accordance with the provisions of the Plan; and

(e) allot and issue Shares as may be required to be issued pursuant to the exercise of Options granted under the Plan in accordance with the Plan.

12.3 The Committee shall have the power, from time to time, to make and vary such regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan as they think fit.

12.4 Any decision of the Committee made pursuant to any provision of the Plan (other than a matter to be certified or confirmed by the Auditors) shall be final and binding (including any decisions pertaining to disputes as to the interpretation of the Plan or any rule, regulation, procedure thereunder or as to any rights under the Plan).

13. NOTICES

13.1 Any notice required to be given by a Participant to the Company shall be sent or made to the registered office of the Company or such other addresses as may be notified by the Company to him in writing.

13.2 Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and the Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address according to the records of the Company or the last known address of the Participant and if sent by post, shall be deemed to have been given on the day following the date of posting.

14. MODIFICATIONS OF THE PLAN

14.1 Any or all the provisions of the Plan may be modified and/or altered at any time and from time to time by resolution of the Committee, save that:-

(a) any modification or alteration which materially and adversely alters the rights attaching to any Option granted prior to such modification or alteration may only be made with the consent in writing of such number of Participants who would together hold not less than three-quarters (¾) in nominal amount of the Ordinary Shares which would fall to be allotted upon exercise in full of the Options held by all Participants who respond to the Company's request for such consent within twenty-one (21) days of the Company's despatch of the request; and

(b) any modification or alteration which would be to the advantage of the Participants under the Plan shall be subject to the prior approval of the Company's shareholders in a general meeting.

For the purposes of Rule 14.1(a), the opinion of the Committee as to whether any modification or alteration would materially and adversely alter the rights attaching to any Option shall be final and conclusive.

14.2 Notwithstanding anything to the contrary contained in Rule 14.1, the Committee may at any time by resolution (and without other formality or approval of the Participants, save for the prior approval of the Stock Exchange) amend or alter the Plan in any way to the extent necessary to cause the Plan to comply with any statutory provision or the provision of the regulations of any regulatory or other relevant authority or body (including the Stock Exchange).

14.3 Written notice of any modification or alteration made in accordance with this Rule 14 shall be given to all Participants.

15. TERMS OF EMPLOYMENT UNAFFECTED

The terms of employment of a Participant shall not be affected by his participation in the Plan, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

16. DURATION OF THE PLAN

16.1 The Plan shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the Adoption Date, provided always that the Plan may continue beyond the above stipulated period with the approval of the Company's shareholders by ordinary resolution in a general meeting and of any relevant authorities which may then be required.

16.2 The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by resolution of the Company in a general meeting, subject to all relevant approvals which may be required and if the Plan is so terminated, no further Options shall be offered by the Company hereunder.

16.3 The termination of the Plan shall not affect Options which have been granted and accepted as provided in Rule 6.4, whether such Options have been exercised (whether fully or partially) or not.

17. TAXES

All taxes (including income tax) arising from the exercise of any Option granted to any Participant under the Plan shall be borne by that Participant.

18. COSTS AND EXPENSES OF THE PLAN

18.1 Each Participant shall be responsible for all fees of CDP relating to or in connection with the issue and allotment of any Ordinary Shares pursuant to the exercise of any Option in CDP's name, the deposit of share certificate(s) with CDP, the Participant's securities account with CDP, or the Participant's securities sub-account with a CDP Depository Agent or CPF investment account with a CPF Agent Bank.

18.2 Save for the taxes referred to in Rule 17 and such other costs and expenses expressly provided in the Plan to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Plan including but not limited to the fees, costs and expenses relating to the allotment and issue of Ordinary Shares pursuant to the exercise of any Option shall be borne by the Company.

19. DISCLAIMER OF LIABILITY

Notwithstanding any provisions herein contained, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the Company's delay in issuing the Ordinary Shares or applying for or procuring the listing of the Ordinary Shares on the Stock Exchange in accordance with Rule 7.4 (and any other stock exchange on which the Ordinary Shares are quoted or listed).

20. DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

21. GOVERNING LAW

The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Participants, by accepting Options in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

THE SIAEC EMPLOYEE SHARE OPTION PLAN

LETTER OF OFFER
(IPO OPTION)

PRIVATE & CONFIDENTIAL Serial No: ____________

[Date of Grant]

To: Name
Designation
Address

Dear Sir / Madam

We have the pleasure of informing you that you are eligible to participate in the SIAEC Employee Share Option Plan (the "Plan").

Accordingly, an offer is hereby made to grant you an IPO Option, in consideration of the payment of a sum of $1.00, to subscribe for and be allotted ____________ ordinary shares of $0.10 each in the capital of the Company at the price of $____________ per share (the "IPO Option"). The IPO Option shall be subject to the terms of this letter and of the Plan (as the same may be amended from time to time). The IPO Option may be exercised in accordance with the following vesting schedule:-

No. of Shares	Exercisable On or After
(specifying numbers)	(specifying dates)

The IPO Option is personal to you and shall not be transferred, charged, pledged, assigned or otherwise disposed of to any other person except as provided for in the Plan.

If you wish to accept the offer, please sign and return the enclosed Acceptance Form with a sum of $1.00 not later than ____________ (a.m./p.m.) on the _______ day of _______ 20_____, failing which this offer will lapse.

Yours faithfully

for and on behalf of
the Board of Directors of
SIA Engineering Company Limited

enc:

Note: Words and expressions used in this Letter of Offer shall, unless the context otherwise requires, have the same meanings assigned to them in the Rules of the SIAEC Employee Share Option Plan.

THE SIAEC EMPLOYEE SHARE OPTION PLAN

LETTER OF OFFER
(MARKET PRICE OPTION)

PRIVATE & CONFIDENTIAL Serial No: ____________

[Date of Grant]

To: Name
Designation
Address

Dear Sir / Madam

We have the pleasure of informing you that you are eligible to participate in the SIAEC Employee Share Option Plan (the "Plan").

Accordingly, an offer is hereby made to grant you a Market Price Option, in consideration of the payment of a sum of $1.00, to subscribe for and be allotted ____________ ordinary shares of $0.10 each in the capital of the Company at the price of $____________ per share (the "Market Price Option"). The Market Price Option shall be subject to the terms of this letter and of the Plan (as the same may be amended from time to time). The Market Price Option may be exercised in accordance with the following vesting schedule:-

No. of Shares	Exercisable On or After
(specifying numbers)	(specifying dates)

The Market Price Option is personal to you and shall not be transferred, charged, pledged, assigned or otherwise disposed of to any other person except as provided for in the Plan.

If you wish to accept the offer, please sign and return the enclosed Acceptance Form with a sum of $1.00 not later than ____________ (a.m./p.m.) on the _______ day of _______ 20_____, failing which this offer will lapse.

Yours faithfully

for and on behalf of
the Board of Directors of
SIA Engineering Company Limited

Enc:

Note: Words and expressions used in this Letter of Offer shall, unless the context otherwise requires, have the same meanings assigned to them in the Rules of the SIAEC Employee Share Option Plan.

THE SIAEC EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM
(IPO OPTION)

PRIVATE & CONFIDENTIAL

Serial No: ____________

[Date of Grant]

To: The Company Secretary
SIA Engineering Company Limited
SIA Engineering Company Hangar
31 Airline Road
Singapore 819831

Closing Date for acceptance of offer : ______________________________

Number of shares offered : ______________________________

Subscription Price per share : $ ______________________________

Total Amount Payable : $ ______________________________

I have read your Letter of Offer dated ________________(Date of Grant) and agree to be bound by the terms of the SIAEC Employee Share Option Plan and the Letter of Offer. I hereby accept the IPO Option to subscribe for __________ ordinary shares of $0.10 each in the share capital of SIA Engineering Company Limited at $__________ per ordinary share and enclose *a cheque/cash for $1.00 in payment for the purchase of the IPO Option.

I understand that I am not obliged to exercise my IPO Option to subscribe for shares in the Company.

I confirm that as at the date hereof:-

(a) I am not less than 21 years old nor an undischarged bankrupt; and

(b) I am not a substantial shareholder of the Company (as defined under the provisions of the Companies Act (Chapter 50)).

I acknowledge that you have not made any representation or warranty or given me any expectation of employment or continued employment to induce me to participate in the Plan or accept the offer and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Please print in block letters

Name in full : ______________________________

Designation : ______________________________

Address : ______________________________

Nationality : ______________________________

NRIC/Passport No. : ______________________________

CDP Direct Securities Account No. : ______________________________

Signature : ______________________________

Date : ______________________________

---

* Delete accordingly.

Note: Shares must be accepted in full or in multiples of 100.

THE SIAEC EMPLOYEE SHARE OPTION PLAN

ACCEPTANCE FORM
(MARKET PRICE OPTION)

PRIVATE & CONFIDENTIAL Serial No: ____________

[Date of Grant]

To: The Company Secretary
SIA Engineering Company Limited
SIA Engineering Company Hangar
31 Airline Road
Singapore 819831

Closing Date for acceptance of offer : ______________________________

Number of shares offered : ______________________________

Exercise Price per share : $ ______________________________

Total Amount Payable : $ ______________________________

I have read your Letter of Offer dated ________________(Date of Grant) and agree to be bound by the terms of the SIAEC Employee Share Option Plan and the Letter of Offer. I hereby accept the Market Price Option to subscribe for __________ ordinary shares of $0.10 each in the share capital of SIA Engineering Company Limited at $__________ per ordinary share and enclose *a cheque/cash for $1.00 in payment for the purchase of the Market Price Option.

I understand that I am not obliged to exercise my Market Price Option to subscribe for shares in the Company.

I confirm that as at the date hereof:-

(a) I am not less than 21 years old nor an undischarged bankrupt; and

(b) I am not a substantial shareholder of the Company (as defined under the provisions of the Companies Act (Chapter 50)).

I acknowledge that you have not made any representation or warranty or given me any expectation of employment or continued employment to induce me to participate in the Plan or accept the offer and that the terms of the Letter of Offer and this Acceptance Form constitute the entire agreement between us relating to the offer.

Please print in block letters

Name in full	:	______________________
Designation *	:	______________________
Address	:	______________________
Nationality	:	______________________
NRIC/Passport No.	:	______________________
CDP Direct Securities Account No.	:	______________________
Signature	:	______________________
Date	:	______________________

* Delete accordingly.

Note: Shares must be accepted in full or in multiples of 100.

THE SIAEC EMPLOYEE SHARE OPTION PLAN

EXERCISE NOTICE
(IPO OPTION)

PRIVATE & CONFIDENTIAL Serial No: ____________

[Date of Grant]

To: The Company Secretary
SIA Engineering Company Limited
SIA Engineering Company Hangar
31 Airline Road
Singapore 819831

Total number of shares of $0.10 each offered at $__________ per ordinary share under the Plan on ______________	:	______________________
Number of shares previously allotted and issued thereunder	:	______________________
Outstanding balance of shares to be allotted and issued thereunder	:	______________________
Number of shares now to be subscribed	:	______________________

---

1. Pursuant to the Company's Letter of Offer dated ________________(Date of Grant) and my acceptance thereof, I hereby exercise the option to subscribe for __________ ordinary shares of $0.10 each (in multiples of 100) in the capital of SIA Engineering Company Limited at $__________ per Share.

2. Please choose either paragraph 2A or 2B and delete the other paragraph

*2A (in the case of a Participant who is not using CPF monies in payment for Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of the enclosed *cheque/cashier's order/bank draft/postal order no.__________ /cash for $__________. I request the Company to instruct the Central Depository (Pte) Limited ("CDP") to credit the same to my CDP Global Securities Account number __________.

OR

*2B (in the case of a Participant who is using CPF monies in payment for the Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of CPF monies standing to the credit of my CPF Investment Account specified below. In this connection, I enclose herewith a CPF withdrawal form. I also irrevocably and unconditionally authorise the Company to obtain or disclose all necessary information from or to the Agent Bank named below, to submit the abovementioned form to the Agent Bank and to request such Agent Bank to forward the cashier's order or cheque for an amount equal to the Aggregate Subscription Cost in payment

of the Plan Shares of the Company. I agree that the Company shall not in any way be liable if for any reason whatsoever such cashier's order or cheque is not issued or is not received by the Company. I request the Company to instruct CDP to credit the Plan Shares to the account of such nominee of the Agent Bank as shall have been notified by the Agent Bank to the Company.

Name of bank : ______________________________ (the "Agent Bank")

CPF Investment Account Number : ______________________________

3. I request the Company to issue and register the share certificate(s) relating to the Plan Shares in the name of CDP. I also request the Company to despatch the share certificate(s) to CDP, by ordinary post and at my own risk.

4. I agree to subscribe for the said Plan Shares subject to the terms of the offer, the terms of the SIAEC Employee Share Option Plan (as the same may from time to time be amended pursuant to the terms thereof) and the Memorandum and Articles of Association of the Company.

5. I declare that I am subscribing for the said Plan Shares for myself and not as a nominee for any other person.

---

* *Delete accordingly.*

Please print in block letters

Name in full : ______________________________

Designation : ______________________________

Address : ______________________________

Nationality : ______________________________

NRIC/Passport No. : ______________________________

CDP Direct Securities Account No. : ______________________________

Signature : ______________________________

Date : ______________________________

THE SIAEC EMPLOYEE SHARE OPTION PLAN

EXERCISE NOTICE
(MARKET PRICE OPTION)

PRIVATE & CONFIDENTIAL Serial No: ____________

[Date of Grant]

To: The Company Secretary
SIA Engineering Company Limited
SIA Engineering Hangar
31 Airline Road
Singapore 819831

Total number of shares of $0.10 each offered at $__________ per ordinary share under the Plan on ______________ : ______________________________

Number of shares previously allotted and issued thereunder : ______________________________

Outstanding balance of shares to be allotted and issued thereunder : ______________________________

Number of shares now to be subscribed : ______________________________

---

1. Pursuant to the Company's Letter of Offer dated ________________(Date of Grant) and my acceptance thereof, I hereby exercise the option to subscribe for __________ ordinary shares of $0.10 each (in multiples of 100) in the capital of SIA Engineering Company Limited at $__________ per Share.

2. Please choose either paragraph 2A or 2B and delete the other paragraph

*2A (in the case of a Participant who is not using CPF monies in payment for Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of the enclosed *cheque/cashier's order/bank draft/postal order no.__________/cash for $__________. I request the Company to instruct the Central Depository (Pte) Limited ("CDP") to credit the same to my CDP Global Securities Account number __________.

OR

*2B (in the case of a Participant who is using CPF monies in payment for the Plan Shares)

I wish to pay for the Aggregate Subscription Cost in respect of the Plan Shares by way of CPF monies standing to the credit of my CPF Investment Account specified below. In this connection, I enclose herewith a CPF withdrawal form. I also irrevocably and unconditionally authorise the Company to obtain or disclose all necessary information from or to the Agent Bank named below, to submit the abovementioned form to the Agent Bank and to request such Agent Bank to forward the cashier's order or cheque for an amount equal to the Aggregate Subscription Cost in payment

of the Plan Shares of the Company. I agree that the Company shall not in any way be liable if for any reason whatsoever such cashier's order or cheque is not issued or is not received by the Company. I request the Company to instruct CDP to credit the Plan Shares to the account of such nominee of the Agent Bank as shall have been notified by the Agent Bank to the Company.

Name of bank : ______________________________ (the "Agent Bank")

CPF Investment Account Number : ______________________________

3. I request the Company to issue and register the share certificate(s) relating to the Plan Shares in the name of CDP. I also request the Company to despatch the share certificate(s) to CDP, by ordinary post and at my own risk.

4. I agree to subscribe for the said Plan Shares subject to the terms of the offer, the terms of the SIAEC Employee Share Option Plan (as the same may from time to time be amended pursuant to the terms thereof) and the Memorandum and Articles of Association of the Company.

5. I declare that I am subscribing for the said Plan Shares for myself and not as a nominee for any other person.

---

* *Delete accordingly.*

Please print in block letters

Name in full : ______________________________

Designation : ______________________________

Address : ______________________________

Nationality : ______________________________

NRIC/Passport No. : ______________________________

CDP Direct Securities Account No. : ______________________________

Signature : ______________________________

Date : ______________________________

SENIOR EXECUTIVE SHARE OPTION SCHEME

1. ELIGIBILITY

Senior Executives, unless they are also substantial shareholders of the Company (as defined in the Companies Act), who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least two years prior to the Date of Grant shall be eligible to participate in the Senior Executive Share Option Scheme at the absolute discretion of the Committee.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	Maximum number of Plan Shares for each financial year*
I	380,000
II	160,000
III	108,000
IV	27,200
V	21,600
VI	10,800

* allocations are based on issued share capital of $100 million comprising 1 billion shares at $0.10 par value.

In the event that new grades of employment are introduced by the Company for the Senior Executives (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than Grade I, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to a Senior Executive appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to a Senior Executive holding the next higher grade of appointment.

3. VESTING

Options granted to Senior Executives are subject to the following vesting schedule:-

(i) 25% of the total amount of the grant on the first anniversary of the Date of Grant;

(ii) 25% of the total amount of the grant on the second anniversary of the Date of Grant;

(iii) 25% of the total amount of the grant on the third anniversary of the Date of Grant; and

(iv) 25% of the total amount of the grant on the fourth anniversary of the Date of Grant.

EMPLOYEE SHARE OPTION SCHEME

1. ELIGIBILITY

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act), shall be eligible to participate in the Employee Share Option Scheme at the absolute discretion of the Committee:-

(a) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least eight years prior to the Date of Grant; and

(b) Employees, who have attained the age of twenty-one (21), and who have been in the service of the Company and/or any of the Subsidiaries for at least four years and less than eight years prior to the Date of Grant shall be eligible to a pre-qualifying grant once only under the Employee Share Option Scheme.

The Committee shall have the discretion to waive any of the foregoing eligibility criteria in any individual case as it deems appropriate.

2. MAXIMUM LIMITS ON OPTION

The number of Plan Shares to be offered to an Employee is subject to the following limits for each financial year:-

Grade	Maximum number of Plan Shares for each financial year*
Administrative Officers	6,800
Licensed Engineers	5,600
Supervisor/ Senior Officers	4,400
Others	3,600

* allocations are based on issued share capital of $100 million comprising 1 billion shares at $0.10 par value.

In the event that new grades of employment are introduced by the Company for the Employees (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than the Administrative Officers Grade, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to an Employee appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to an Employee holding the next higher grade of appointment.

3. VESTING

All grants of Options to Employees will vest on the second anniversary of the Date of Grant.

THE MODIFIED AND RESTATED IPT MANDATE

1. CHAPTER 9A OF THE LISTING MANUAL

1.1 Under Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), where a listed company or any of its unlisted subsidiaries or unlisted target associated companies (as defined in the Listing Manual) (each an "entity at risk") proposes to enter into a transaction with the listed company's director, Chief Executive Officer or substantial shareholder, or an associate (as defined in the Listing Manual) of any of them (each an "Interested Person"), shareholders' approval and/or an immediate announcement is required in respect of the transaction if the value of the transaction is equal to or exceeds certain financial thresholds, subject to certain exceptions specified in the Listing Manual. Such transactions between an entity at risk and an Interested Person, to which the provisions of Chapter 9A apply, are known as "Interested Person Transactions".

1.2 The financial thresholds and the consequences of reaching such thresholds as set out in Chapter 9A are as follows:-

(a) where the value of an Interested Person Transaction is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer and is below 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement to SGX-ST is required. Any transaction of value less than 3% of the latest audited net tangible assets of the listed issuer does not require any announcement or shareholders' approval except as stated in paragraphs 1.2(c) and (d) below;

(b) where the value of the Interested Person Transaction is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement and shareholders' approval is required;

(c) where the aggregate value of all Interested Person Transactions which are less than 3% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year, is equal to or exceeds 3% of the latest audited net tangible assets of the listed issuer at any time during that financial year, the latest Interested Person Transaction and all future Interested Person Transactions entered into with that Interested Person during that financial year must be announced immediately;

(d) where the aggregate value of all Interested Person Transactions which are equal to or exceed 3% of the latest audited net tangible assets of the listed issuer but are less than 5% of the latest audited net tangible assets of the listed issuer with the same Interested Person in the current financial year, is equal to or exceeds 5% of the latest audited net tangible assets of the listed issuer, an immediate announcement must be made and shareholders' approval must be obtained in respect of the latest and all future Interested Person Transactions entered into with that Interested Person during that financial year;

(e) for the purpose of aggregation under paragraph 1.2(c) and (d) above, Interested Person Transactions of value less than S$100,000 need not be taken into account; and

(f) references to "same Interested Person" under paragraphs 1.2(c) and (d) above shall bear the meaning as set out in the Listing Manual.

1.3 Under Chapter 9A, the Company may seek a Shareholders' Mandate for recurrent transactions with Interested Persons of a revenue or trading nature or those necessary for its day-to-day operations such as supplies, materials, etc, but not for the purchase or sale of assets (except if such purchase or sale is in the ordinary course of business), undertakings or businesses.

2. SHAREHOLDERS' MANDATE

2.1 Background

2.1.1 Singapore Airlines Limited ("SIA") provides a whole host of services to the Company, its subsidiaries and target associated companies (the "SIAEC IPT Group") including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the Company provides maintenance, repair and overhaul services to SIA and SilkAir (Singapore) Private Limited. The Company also provides technical support services to Singapore Airport Terminal Services Limited. We also lease land at Singapore Changi Airport from the Civil Aviation Authority of Singapore.

2.1.2 It is anticipated that the SIAEC IPT Group would, in the ordinary course of their business, enter into certain transactions with the Company's Interested Persons. Such transactions include, but are not limited to, some or all of the transactions described in paragraph 2.3 below.

2.1.3 Owing to the time-sensitive nature of commercial transactions, the Directors are seeking approval from the Shareholders for this proposed Shareholders' Mandate for the SIAEC IPT Group, in their normal course of business, to enter into the categories of Interested Person Transactions referred to in paragraph 2.3.1 below with Temasek Holdings (Private) Limited ("Temasek") and its associates (which includes SIA and its subsidiaries), provided that such transactions are made at arm's length and on the SIAEC IPT Group's normal commercial terms.

2.1.4 This Shareholders' Mandate shall apply in respect of Interested Person Transactions entered or to be entered into from and including the date of this Extraordinary General Meeting ("EGM") of the Company to the next Annual General Meeting ("AGM") of the Company. Thereafter, approval from the Shareholders for a renewal of this Shareholders' Mandate will be sought at each subsequent AGM of the Company.

2.2 Classes of Interested Persons covered by this Shareholders' Mandate

2.2.1 This proposed Shareholders' Mandate will apply to Interested Person Transactions which are carried out with Temasek and its associates (which includes SIA and its associates). As defined in the Listing Manual, an "associate" of Temasek or SIA means its holding company, subsidiary, any fellow subsidiary of its holding company, or any company in which it and/or its holding company and/or any of its subsidiaries and fellow subsidiaries of its holding company have an interest (directly or indirectly) of at least 25%.

2.2.2 Transactions with Interested Persons which do not fall within the ambit of this proposed Shareholders' Mandate shall be subject to the relevant provisions of the Listing Manual. This Shareholders' Mandate will not apply to Interested Person Transactions with the Chief Executive Officer (the "CEO"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.3 Interested Person Transactions covered by this Shareholders' Mandate

2.3.1 The Interested Person Transactions which will be covered by this Shareholders' Mandate and the benefits to be derived from them are the general transactions by the SIAEC IPT Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the SIAEC IPT Group, including:-

(a) repair, modification, maintenance, servicing, overhaul and other engineering and technical services relating to aircraft, aircraft engines, equipment, parts and components;

(b) sale and purchase of aircraft, aircraft engines, aircraft and/or engine spares, parts and components, electronic and electrical engineering equipment;

(c) charter and/or lease of aircraft, aircraft engines, equipment, parts and components;

(d) security services;

(e) obtaining and/or lease of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes and other information technology-related equipment, goods and services;

(f) rental and licensing of space, both as lessor/lessee and licensor/licensee, and the provision of building maintenance services, lease and development of property for investment purposes;

(g) provision of central purchasing, financial and treasury support (including borrowing of funds from and placement of funds with Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(h) the obtaining of insurances and the underwriting of risks; and

(i) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transaction with Interested Persons for products and services related to the SIAEC IPT Group's principal and ancillary activities in the normal course of its businesses and on normal commercial terms.

2.4 Review Procedures for Mandated Interested Person Transactions

2.4.1 The SIAEC IPT Group will implement the following procedures to ensure that mandated Interested Person Transactions are undertaken on an arm's length basis and on the SIAEC IPT Group's normal commercial terms:-

(a) There are procedures established by the SIAEC IPT Group to ensure that mandated Interested Person Transactions are undertaken on an arm's length basis and on the SIAEC IPT Group's normal commercial terms, consistent with the SIAEC IPT Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

(b) The following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:-

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by a senior member of the Company's management designated for such purpose by the CEO;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by the CEO;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value shall be reviewed and approved by the Audit Committee and the Board;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million will be reviewed and approved by the CEO; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) with the same Interested Person in the current financial year is equal to or exceeds S$30 million, the latest and all future Interested Person Transactions equal to or above S$100,000 will be reviewed and approved by the Board and the Audit Committee.

Individual transactions of value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in paragraphs 2.4.1(b)(iv) and (v) above.

2.4.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to this Shareholders' Mandate. The annual internal audit plan shall incorporate a review of all Interested Person Transactions entered into pursuant to this Shareholders' Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions adhered to.

2.4.3 The Board and the Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Interested Person Transactions have been complied with.

2.4.4 The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit Committee has an interest in the transaction to be reviewed by the Board or the Audit Committee, as the case may be, he will abstain from any decision making by the Board or the Audit Committee in respect of that transaction.

2.5 Benefit to Shareholders

2.5.1 The obtaining of this Shareholders' Mandate and the renewal of this Shareholders' Mandate on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.5.2 This Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the SIAEC IPT Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out at arm's length and on the normal commercial terms of the relevant company in the SIAEC IPT Group and are not prejudicial to the Shareholders of the Company.

2.5.3 Disclosure will be made in the annual report of the Company of the aggregate value of Interested Person Transactions conducted pursuant to this Shareholders' Mandate during the current financial year, and in the annual reports for the subsequent financial year during which a shareholders' mandate is in force, as required by the provisions of the Listing Manual.

2.6 Audit Committee's Statements

2.6.1 The Audit Committee has reviewed the terms of the IPT Mandate, as proposed to be modified, and is satisfied that the review procedures for Interested Person Transactions, as well as the periodic reviews to be made by the Audit Committee in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant classes of Interested Persons in accordance with the SIAEC IPT Group's normal commercial terms, and hence, not prejudicial to the Shareholders, nor disadvantageous to the SIAEC IPT Group.

2.6.2 The Audit Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the guidelines and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the SIAEC IPT Group's normal commercial terms and will not be prejudicial to Shareholders, the Company will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

3. APPROVALS

Subject to and in accordance with the provisions of the Listing Manual, the entering into by the Company of the Interested Person Transactions described in this Appendix is subject to the approval of the Shareholders of the Company in general meeting.

SIA ENGINEERING COMPANY LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of the Company will be held on 7 July 2001 at Ballroom I & II 6th Floor – South Tower, Mandarin Hotel, 333 Orchard Road, Singapore 238867 at 9.30 am or soon after the conclusion of the Annual General Meeting to be held at 9.00 am on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions which will be proposed as Ordinary Resolutions:-

ORDINARY RESOLUTION 1: MODIFICATIONS TO THE SIAEC EMPLOYEE SHARE OPTION PLAN

That:-

(1) the modified and restated SIAEC Employee Share Option Plan (as set out in Appendix 2 to the Circular to Shareholders dated 15 June 2001 (the "Circular")) (the "Plan") be and is hereby ratified, adopted and approved by the Company;

(2) the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the Plan and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Plan, provided always that the aggregate number of shares to be issued pursuant to the Plan shall not exceed 15 per cent. of the total issued share capital of the Company from time to time; and

(3) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by this Resolution.

ORDINARY RESOLUTION 2: MODIFICATIONS TO, AND RENEWAL OF, THE IPT MANDATE

That:-

(1) approval be and is hereby given, for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transaction, particulars of which are set out in Appendix 3 to the Circular with any party who is of the class of Interested Persons described in Appendix 3 to the Circular, provided that such transactions are made at arm's length and on normal commercial terms;

(2) the approval given in paragraph (1) above (the "IPT Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(3) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

BY ORDER OF THE BOARD

Devika Rani Davar
Company Secretary

15 June 2001
Singapore

NOTES:-

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 314, Singapore 900614 at least 48 hours before the time appointed for the Extraordinary General Meeting.

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SIA ENGINEERING COMPANY LIMITED

(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy SIA ENGINEERING COMPANY LIMITED shares, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We ______________________________ (NRIC / Passport No.________________) of

____

being a *member/members of SIA Engineering Company Limited, hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (No. of Shares)
and/or (delete as appropriate)			

Or failing *him/her, the Chairman of the Extraordinary General Meeting ("EGM") of the Company as my/our *proxy/proxies to attend and to vote for *me/us on *my/our behalf and, if necessary, to demand a poll, at the EGM of the Company to be held on 7 July 2001 and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our *proxy/proxies to vote, for or against the Ordinary Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf at the EGM and at any adjournment thereof.

	**For	**Against
Ordinary Resolution 1 To approve the proposed modifications to the SIAEC Employee Share Option Plan		
Ordinary Resolution 2 To approve the proposed modifications to, and renewal of, the IPT Mandate		

* Delete Accordingly

** Please indicate your vote "For" or "Against" with a "✓" within the box provided

Dated this ________ day of ______________________ 2001

Total number of Ordinary Shares held

____

Signature(s) of Shareholder(s) or Common Seal

IMPORTANT

Please read Notes on the reverse.



NOTES:-

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy.

3. The instrument appointing a proxy must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney.

4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5. The instrument appointing a proxy or proxies (together with the power of attorney, if any, under which it is signed or a certified copy thereof) must be deposited at Robinson Road Post Office, P. O. Box 314, Singapore 900614 at least 48 hours before the time appointed for the EGM.

6. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.

7. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

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